UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

)
GRAND SLAM CAPITAL MASTER	)
FUND, LTD.,	)	INDEX NO. 12 CV 8195
)
)
	)	COMPLAINT FOR VIOLATION
Plaintiff,	)	SECTION 13(e) OF THE
	)	SECURITIES EXCHANGE ACT OF
v.	)	1934, 15 U.S.C. § 78m
)
TARO PHARMACEUTICAL INDUSTRIES	)
LTD., KALYANASUNDARAM	)
SUBRAMANIAN, SUDHIR V. VALIA,	)
AALOK SHANGHVI, ILANA AVIDOV-)
MOR, DAN BIRAN, DOV PEKELMAN and	)
JAMES KEDROWSKI,	)
)
Defendants.	)

Plaintiff Grand Slam Capital Master Fund, Ltd. (“Plaintiff”), by its attorneys, alleges upon information and belief, as follows:

NATURE OF THE ACTION

1.           This is an action brought by a holder of the common stock of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) against the Company and the members of the Company’s Board of Directors (the “Board”) arising out of their violations of §§ 13(e) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) and Securities and Exchange Commission (“SEC”) Rule 13e-3 promulgated thereunder in connection with the dissemination of a false and materially misleading preliminary proxy statement (the “Proxy”) in connection with the proposed buyout of all outstanding shares of Taro common stock (the “Proposed Transaction”) by Sun Pharmaceutical Industries Limited (“Sun”) pursuant to the terms of an Agreement and Plan of Merger (“Merger Agreement”) dated August 12, 2012. Pursuant to the terms of the Merger Agreement, Sun—which already owns approximately 66.0% of the outstanding shams of Taro—will purchase all other outstanding shares of Taro for $39.50 per share upon the closing of the merger.

2.           The unfairness of the Proposed Transaction to Taro’s shareholders is illustrated by the fact that the closing price of Taro’s common stock on the day prior to the announcement of the Merger Agreement was $40.95—almost $1.50 higher than the proposed consideration. As such, not only does the Proposed Transaction fail to provide for a control premium to be paid to Taro shareholders—to compensate them for forever losing their right to take part in the future profits of the Company but shareholders will actually be penalized for holding their shares if the buyout is consummated. Indeed, the market’s disbelief in the merits of the Proposed Transaction is evinced by the fact that as of November 7, 2012, Taro shares were trading at $46.65 per share, which equates to $7.15 or 18% above the proposed consideration. At base, the Proposed Transaction is nothing more than an exercise of majority owner Sun’s control of Taro, to the detriment of Taro’s minority shareholders who—if the Proposed Transaction is allowed to proceed unabated—will be forced to sell their shares at a substantial discount to market price.

3.           Moreover, in order to induce shareholders to take part in the unfair and economically skewed transaction, Taro violated federal securities laws by issuing a false and misleading Proxy statement, which it caused to be filed with the Securities and Exchange Commission and disseminated to shareholders. Among other things, the Proxy omits or misstates material information concerning: (1) the true financial prospects of Taro, including the assumptions underlying Taro’s projected sales, revenues and income for the years 2012 through 2016; (2) the (un)fairness of the Proposed Acquisition from a financial point of view to Taro’s minority shareholders; (3) conflicts that burdened the Company’s financial advisor, which further undermine the validity of the fairness opinion; and (4) the true reasons for the Special Committee’s recommendation that shareholders vote in favor of the unfair Proposed Transaction.

4.           Plaintiff seeks to enjoin the Proposed Transaction or to rescind the Proposed Transaction in the event of its consummation and or damages.

THE PARTIES

5.           Plaintiff Grand Slam Capital Master Fund, Ltd. (“Grand Slam”), managed by Grand Slam Asset Management, LLC (“Grand Slam Asset Management”) is, and has been at all relevant times, the owner of approximately 55,000 shares of common stock of Taro.

6.           Defendant Taro is an Israeli corporation that maintains its principal executive office at 14 Hakitor Street, Haifa Bay, 26110, Israel, with its U.S. headquarters at 3 Skyline Drive, Hawthorne, New York 10532. It is listed on the New York Stock Exchange. Taro is a science-based pharmaceutical company that, together with its subsidiaries, engages in the research, development, production, and marketing of pharmaceutical products primarily in the United States, Canada, and Israel. It offers prescription and over-the-counter (OTC) pharmaceutical products focusing on primary areas, including pediatric creams and ointments, liquids, capsules, and tablets principally in the dermatological and topical, cardiovascular, neuropsychiatric, and anti-inflammatory therapeutic categories. The Company also develops and manufactures active pharmaceutical ingredients primarily for use in its finished dosage form products. Taro sells and distributes its products to drug industry wholesalers, drug distributors, drug store chains, food stores, mass merchandisers, healthcare institutions, and private pharmacies through its sales force, agents, and other distributors. Taro is controlled by Sun Pharmaceutical Industries Ltd., which owns approximately 66.0% of the outstanding shares in the Company, and 77% of the voting interests. As of June 30, 2012, the Company had approximately 44.542 million shares issued and outstanding trading under the symbol “TARO” on the New York Stock Exchange.

7.           Defendant Kalyanasundaram Subramanian is currently Chairman of the Company’s Board; he has served on the Board since April 2012. Defendant Kalyanasundaram Subramanian, known as Kal Sundaram (“Sundaram”), became a member and Chairman of the Tam Board of Directors in April 2012. He was Sun Pharma’s Chief Executive Officer from April 2010 to April 17, 2012 (and a director of the Sun Pharma Board of Directors until March 21, 2012), and in this role he focused on accelerating Sun Pharma’s growth in India and other Emerging Market countries and developing broad, strategic alliances with other leading companies in the pharmaceutical industry.

8.           Defendant Aalok Shanghvi (“Shanghvi”) is currently, and was throughout the relevant time period, a member of the Company’s Board. Defendant Shanghvi became a member of the Taro Board of Directors in September 2010. Defendant Shanghvi works as a Senior General Manager in International Marketing for Sun Pharma and also founded PV Powertech Pvt. Ltd., a manufacturer and exporter of photo-voltaic solar panels.

9.           Defendant Sudhir V. Valia (“Valia”) is currently, and was throughout the relevant time period, a member of the Company’s Board as well as the Company’s Nominating Committee.  Defendant Valia became a member of the Taro Board of Directors and the Nominating Committee in September 2010.  Defendant Valia joined Sun Pharma as a director in January 1994 and has been a full-time director since his appointment in April 1994. Defendant Valia is currently responsible at Sun for finance, commercial, operations, projects and quality control.

10.           Defendant Ilana Avidov-Mor (“Avidov-Mor”) is currently, and was throughout the relevant time period, a member of the Company’s Board, and a member of the Company’s Audit and Special Committees. Defendant Avidov-Mor is a Certified Accountant who became a member of the Taro Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011 and the Stock Option Committee in March 2012. She currently serves as Chief Executive Officer of a private company which gives services to advanced study Funds and to Provident Funds. Defendant Avidov-Mor formerly worked at Bank Yahav Ltd. for civil servants (the “Bank”), 80 Yirmiyahu Street, Jerusalem 91363, Israel, fulfilling various positions between the years 1994 and 2009.

11.           Defendant Dan Biran (“Biran”) is currently, and was throughout the relevant time period, a member of the Company’s Board, and a member of the Company’s Audit and Special Committees. Defendant Biran became a member of the Taro Board of Directors and Audit Committee in December 2010, the Special Committee in November 2011 and the Stock Option Committee in March 2012. Defendant Biran currently serves as Chairman of the Board of Directors of Galam Ltd. K. Maanit; Biological Industries Ltd.; Ducart Ltd. Between the years 2007 and July 2012, Biran served as the Chairman of the Board of Directors of Biological Industries Ltd., Kibbutz Beit Haemek, Israel 25115.

12.           Defendant Dov Pekelman (“Pekelman”) is currently, and was throughout the relevant time period, a member of the Company’s Board, and a member of the Company’s Audit and Special Committees. Defendant Pekelman became a member of the Taro Board of Directors and Audit Committee in August 2011, Chairman of the Special Committee in November 2011 and the Stock Option Committee in March 2012.

13.           Defendant James Kedrowski (“Kedrowski”) is currently, and was throughout the relevant time period, the Interim Chief Executive Officer of the Company as well as a member of the Company’s Board. Defendant Kedrowski became Interim Chief Executive Officer of Taro in October 2010 and a member of the Taro Board of Directors in May 2011. Defendant Kedrowski

has been with Chattem Chemicals, an indirect subsidiary of Sun Pharma since 1997 and is currently its Executive Vice President.

14.           Defendants named in paragraphs 6 through 13 are collectively referred to herein as the “Director Defendants” or the “Board.”

JURISDICTION AND VENUE

15.           The claims asserted herein arise under and pursuant to §§ 13(e) and 20(a) of the 1934 Act and SEC Rule 13e-3.

16.           This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §27 of the 1934 Act.

17.           Venue is proper in this District pursuant to §27 of the 1934 Act, and 28 U.S.C. § 1391(b). Many of the acts and practices complained of herein occurred in substantial part in this District.

SUBSTANTIVE ALLEGATIONS

Sun Acquires Shares of Taro Beginning in 2007

18.           Beginning in May 2007, Sun and its affiliates acquired Taro shares through negotiated transactions with Taro and Taro shareholders, open market purchases, and a tender offer.

19.           On September 21, 2010, Sun acquired a controlling stake in the Company that increased its equity ownership and voting rights from approximately 36.4% to 48.7% and from approximately 24.3% to 65.8%, respectively. At or around the same time, all of Taro’s incumbent directors resigned and Sun appointed five of its nominees to the Taro Board, filling in the remaining four (4) vacant spots over the next six months. Since that time, Sun’s Board designees have comprised a majority of the Company’s directors.

20.           As of October 18, 2011, Sun was the beneficial owner of approximately 66% of Taro’s ordinary shares and 100% of Taro’s founders’ shares, and thus controlled 77.5% of the voting power of Taro.

Sun’s Preliminary Below Market Proposal at $24.50 Per Share

21.           In an October 19, 2011 press release, Taro announced that its Board received a letter from Sun, dated October 18, 2011, in which Sun made a non-binding proposal for the acquisition of all of the issued and outstanding shares of Taro, not currently held by Sun, at a price of $24.50 per share, in cash (the ‘Preliminary Proposal”). The press release continued, in pertinent part:

Sun Pharma’s letter states, in part, that the proposal represents a valuation of approximately $1.09 billion for Taro and the proposed purchase price represents a 25.96% premium over Taro’s closing price on October 17, 2011 and a 23.80% premium over Taro’s closing price in the last 60 days. According to its Schedule 13D filings, Sun Pharma presently holds 29,497,813, or 66.3%, of Taro’s 44,535,832 ordinary shares outstanding. Taro anticipates that an independent committee of Taro’s Board of Directors will review Sun’s proposal in due course.

22.           On October 19, 2011, Taro’s ordinary shares closed at a price of $23.95 on the Pink Sheets.

23.           At a Board meeting held on October 25, 2011, the Board established a special committee of independent directors (the “Special Committee”), consisting of Defendants Pekelman, Avidov-Mor, and Biran to review the Preliminary Proposal. The Special Committee appointed Defendant Pekelman as its chairman and discussed possible candidates for financial and legal advisors.

Unaffiliated Shareholders Vigorously Oppose the Preliminary Proposal

24.           The reaction to the Proposed Transaction was swift and vehement. A number of Taro’s largest minority shareholders immediately wrote letters to the Taro Board and Special Committee excoriating the Sun proposal and demanding that the Taro board reject the below-

market $24.50 per share offer outright. For example, on November 3, 2011, Raging Capital Management LLC, one of Taro’s largest minority shareholders issued a press release stating that the Preliminary Proposal’s consideration was grossly inadequate and failed to provide full and fair value to Taro’s minority shareholders. The press release included a copy of a letter from Raging Capital to Taro’s Board, stating, in pertinent part:

As one of the largest unaffiliated shareholders of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”), we are writing to you to express our serious concerns with the October 18, 2011 proposal of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) to acquire all of the issued and outstanding shares of Taro, not currently held by Sun Pharma, at a price of $24.50 per share, in cash (the “Acquisition Proposal”). We believe the proposed consideration of $24.50 is grossly inadequate and is not in the best interests of Taro and its minority shareholders. It is incumbent upon the independent directors in accordance with their fiduciary duties to take all actions necessary to protect the best interests of shareholders and ensure that shareholders receive full and fair value in any proposed transaction.

We agree with the position expressed by another significant Taro shareholder, Grand Slam Asset Management, LLC (“Grand Slam”), in its October 18, 2011 letter to the Board urging the rejection of the Acquisition Proposal. Grand Slam’s analysis demonstrates that the price offered by Sun Pharma is grossly inadequate and that the financial analysis upon which Sun Pharma’s proposal is based is fundamentally flawed. Much like Grand Slam, we feel that a proper valuation of Taro’s shares cannot be based solely on the current market price of Taro’s shares in light of the steep discount at which Taro’s shares trade as a result of the Board’s failure to list on a nationally recognized exchange. A fair price for Taro’s shares should be consistent with the trading multiples for publicly traded generic pharmaceutical companies and the multiples in merger and acquisition transactions for publicly traded generic pharmaceutical companies, which implies a per share price well above the $24.50 offered by Sun Pharma.

A look at the relative valuations of Taro and Sun Pharma provides further substantiation that the Acquisition Proposal grossly undervalues Taro. Based on an average share price for the sixty days preceding the Acquisition Offer, Sun Pharma’s enterprise value was $10.08 billion, or 24 times trailing twelve-month earnings before interest, taxes, depreciation, and amortization (EBITDA). On a fully consolidated basis, Taro contributed a substantial 30.9% of Sun Pharma’s pro-forma EBITDA. In contrast, Sun Pharma’s offer of $24.50 per share is equivalent to just 10.1% of Sun Pharma’s enterprise value. The relative EBITDA contribution from Taro indicates that full value would have to be $71.60 per Taro share in order to equal 30.9% of Sun Pharma’s enterprise value.

In fact, the movement of Sun Pharma’s own stock price following the announcement of the Acquisition Proposal is telling. Typically, when an acquirer is deemed to have paid a “full and fair price” for a target, the acquirer’s shares trade down. In this instance, however, as of October 31, 2011 the price of Sun Pharma’s common stock was actually up more than 9% since the announcement of the Acquisition Proposal, demonstrating that the market believes Sun Pharma is getting Tam at below value.

Sound corporate governance and well-established principles of fairness and equity in both Israel and the U.S. mandate that the Board set up a mechanism for the evaluation of the Acquisition Proposal that would frustrate any coercive attempts by Sun Pharma to take advantage of Taro’s minority shareholders. We expect Taro to follow through with its stated intention of forming a special committee to review the Acquisition Proposal. It is imperative that such a special committee is composed of members who are truly independent from Sun Pharma. The need for such a disinterested special committee is heightened by the fact that many of the members of the current Board were appointed by Sun Pharma in September 2010 in connection with the transaction through which Sun Pharma gained a controlling stake in the Company, including the letter agreement and settlement agreement between Sun Pharma and the families of the Company’s founders.

(emphasis added).

25.           On November 10, 2011, the Board authorized the Special Committee to, inter alia, review and evaluate the Preliminary Proposal. While evaluating Sun’s preliminary proposal, Taro announced its third quarter and year-to-date results on November 10, 2011, noting that the Company’s 2011 performance continued to improve relative to comparable 2010 periods. More specifically, the press release noted:

Third Quarter 2011 Highlights vs. 2010

•	Net sales of $138.3 million, increased $35.2 million or 34.1%,

•	Gross profit, as a percentage of net sales was 67.5%, compared to 60.1%,

•	Selling, marketing, general and administrative expenses decreased $3.2 million, and as a percentage of net sales decreased to 17.7%, compared to 26.9%,

•	Operating income of $61.9 million, or 44.8% of net sales, compared to $24.7 million, or 24.0% of net sales,

•	Net income was favorably impacted by foreign exchange (FX) income of $16.1 million, compared to an FX expense of $2.1 million--an $18.2 million benefit,

•	Net income attributable to Taro was $58.9 million, compared to $18.5 million, an increase of $40.4 million, resulting in diluted earnings per share of $1.32 compared to $0.45.

Year to Date 2011 Highlights vs. 2010

•	Net sales of $357.6 million, increased $67.7 million or 23.3%,

•	Gross profit, as a percentage of net sales was 62.5%, compared to 59.4%,

•	Selling, marketing, general and administrative expenses decreased $7.8 million, and as a percentage of net sales decreased to 20.1%, compared to 27.5%,

•	Operating income of $129.5 million, or 36.2% of net sales, compared to $64.9 million, or 22.4% of net sales,

•	Net income was favorably impacted by FX income of $13.2 million, compared to an FX expense of $1.6 million--a $14.8 million benefit,

•	Net income attributable to Taro was $120.3 million compared to $47.6 million, a $72.7 million increase, resulting in diluted earnings per share of $2.70 compared to $1.15.

26.           Subsequently, in a press release issued December 5, 2011, Taro announced that its Special Committee, in connection with its efforts to evaluate the Preliminary Proposal, engaged Citigroup Global Markets Inc. (“Citi”) to serve as its independent financial advisor.

27.           On November 29, 2011, IsZo Capital Management LP, another one of Taro’s largest minority shareholders, authored a letter to the Taro Board, demanding that the Board reject the Sun offer in favor of allowing the minority shareholders to continue to share in the future prospects of the Company. As the IsZo letter stated:

IsZo Capital LP is one of the largest minority shareholders of Taro Pharmaceutical Industries, if not the largest, and has been a shareholder for many years. We are writing to you as a concerned minority shareholder to demand that you exercise your fiduciary duties to us, and to similarly situated minority shareholders, and reject the Sun Pharmaceutical Industries acquisition proposal as the offer price is grossly inadequate, substantially undervalues Taro and is not in the best interests of Taro and the minority shareholders of Taro.

For the reasons set forth below, our stake in Taro is not for sale at this time. Like Sun, IsZo Capital prefers to retain its shares and realize the true value of the company instead of giving away our shares to Sun at the egregiously low price offered.

Rather than expending needed time and energy on Sun’s below-market, opportunistic offer, we look to you to take actions that benefit all shareholders of Taro. To this end, we believe that the company and the Board should be moving to re-list Taro’s shares on a national securities exchange in the United States. Likewise, we believe that the company and the Board should strongly consider listing Taro’s shares on an exchange in India. Such stock exchange listings will not only increase shareholder value but will also establish a real market price for Taro’s shares, which as set forth below, is now in excess of $90.9 per share.

28.           When the Board failed to timely respond to IsZo’s initial letter, the shareholder issued a follow-up press release which it published a December 13, 2011, demanding that Taro’s Board immediately withdraw certain “liability protection proposals” from the agenda for the upcoming shareholders’ meeting. The letter stated, in relevant part:

We are writing to you, on an urgent basis, as follows:

1. In our letter dated November 29, 2011, to which you have not responded, we expressed our dissatisfaction with the Sun Pharmaceutical Industries (“Sun”) acquisition proposal and demanded that you exercise your fiduciary duties, and reject Sun’s proposal as the offer price is grossly inadequate, substantially undervalues Taro Pharmaceutical Industries (“Taro”) and is not in the best interest of Taro and its minority shareholders.

2. After reviewing Taro’s recently filed proxy statement for this year’s annual meeting of shareholders, we have learned that in contradiction to our demand that you, as our fiduciaries, follow your obligations, to protect the interest of Taro’s minority shareholders and reject Sun’s grossly inadequate offer, you have decided to act for your own benefit, and approved and recommended that Taro’s shareholders approve, the grant of indemnification, insurance and exculpation protections to Taro’s directors and officers, including for breaches of their duty of care, violations of securities laws and disclosure obligations and violations in connection with a merger or other going private transaction.

3. In this regard, we would like to inform you, as follows:

3.1. The abovementioned action, which is clearly intended to protect Taro’s Board members and management in the context of Sun’s grossly inadequate and opportunistic offer, when Taro’s Board members are obligated to exercise their fiduciary duties, to act solely for the benefit of the company and all shareholders and to focus on maximizing Taro’s shareholder value, constitutes, undoubtedly, a breach of your fiduciary duties.

3.2. As explicitly mentioned in the proxy statement, the proposed resolutions to grant Taro’s Board members and management indemnification, insurance and exculpation protections, are designed to bolster Taro’s Board and management liability protections while Sun’s going private transaction looms in the horizon. One should ask himself: “why do the members of the Board of Directors require such protections if they intend to exercise their fiduciary duties and reject Sun’s grossly inadequate offer? Does this mean that Taro’s Board has already decided to approve Sun’s proposal and is bracing itself for future litigation? If the answer is yes, what is the purpose of the Special Committee?”

The answers to the above questions are clear on their face. Taro’s actions up to this point, including its failure to timely inform its shareholders of the identity of the members of the Special Committee or their affiliation (or lack thereof) with Sun, raise a serious concern as to the independent judgment being practiced by the Special Committee. Such actions clearly indicate that the members of the Board of Directors of Taro, the majority of which are affiliated with Sun, have already made a decision to approve Sun’s grossly inadequate offer, rather than looking after the interests of all shareholders of the company and conducting a fair process in a situation in which Sun, the controlling shareholder of Taro, intends to squeeze out the minority at a grossly inadequate price. These actions undoubtedly constitute a breach of Taro’s Board fiduciary duties.

We would like to remind you that we fully expect the members of the Board of Directors, the Audit Committee and Special Committee to act for the benefit of all of Taro’s shareholders and conduct a process that will maximize Taro’s shareholder value in the context of Sun’s proposal.

3.3. Moreover, approval of indemnification, insurance and exculpation protections to all members of Taro’s Board, including to the members of the Special Committee, “in light of the legal exposure that directors of public companies face in connection with going private transactions like the one proposed to the Company by Sun Pharma...” (as explicitly mentioned in the proxy statement), when Taro’s Special Committee is required to evaluate Sun’s proposal independently and to act in the best interest of Taro’s minority shareholders, constitutes a clear attempt to annul the clear legal risk exposures of the Special Committee members, associated with the approval of Sun’s grossly inadequate offer, in order to impair the independent judgment of the Special Committee members when evaluating Sun’s proposal to Taro. We see this attempt as a serious breach of Taro’s Board fiduciary duties.

3.4. Moreover, Taro has failed to disclose in its proxy statement the personal interest that each of the members of Taro’s Board of Directors has in the abovementioned management proposals to grant indemnification, insurance and exculpation protections to Taro’s directors and management. We do not see this failure as a technical issue but rather as a material issue. As you are well aware, the considerations of a “reasonable investor” are different when they are based on relevant information, and in particular, on any insider personal interest in a management proposal, compared to a situation in which the investor is not aware that such personal interest is involved. By failing to disclose to Taro’s shareholders, that each of you has a personal interest in approving the above referenced resolutions - while Sun’s proposal looms large, you have materially prejudiced the basic rights of Taro’s minority shareholders to receive all relevant information in order to properly evaluate these liability protection management proposals and to exercise their rights as shareholders of Taro.

4. In light of the foregoing, we expect and demand from Taro to remove immediately Items 4 through 8 from the agenda of the upcoming shareholders’ meeting of Taro with respect to the grant of indemnification, insurance and exculpation to Taro’s members of the Board of Directors and management and to publish an updated proxy statement without those voting items.

29.           On December 28, 2011, IsZo Capital Management LP issued yet another press release, in which it published a December 23, 2011 letter it sent to the Board in connection with management’s proposed agenda items for the annual shareholder meeting. The letter stated, in pertinent part:

In our letter dated November 29, 2011, to which you have still not responded, we expressed our vehement dissatisfaction with the pending acquisition proposal of Sun Pharmaceutical Industries Ltd. (“Sun”) and demanded that you exercise your fiduciary duties to all shareholders of Taro Pharmaceutical Industries (“Taro”), and reject Sun’s proposal as the offer price is grossly inadequate, substantially undervalues Taro on both an absolute basis and relative to Sun and is not in the best interest of Taro and its shareholders as a whole.

In our second letter dated December 13, 2011, to which you have also failed to respond, we reemphasized our dissatisfaction with Sun’s opportunistic offer and cited the open-ended liability protection management proposals you have placed on the agenda for this year’s annual shareholder meeting, which show your blatant disregard for our original demand. By recommending that Taro’s shareholders approve these proposals, which seek to grant broad indemnification, insurance and exculpation protections to Taro’s board (which is controlled by Sun), including for breaches of its duty of care, violations of securities laws and disclosure obligations and violations in connection with a going private transaction (coincidentally, such as Sun’s acquisition proposal), without making proper disclosures or involving Taro’s minority shareholders, you have, at best, shown disregard for the minority shareholders of Taro and cast doubt on your motives.

In this letter, we are behooved to point out, on behalf of the Taro minority shareholders, that history has a peculiar way of repeating itself and, sadly, Sun has now become the new Barrie Levitt, and Dilip Shanghvi, the new frontman implementing the controlling shareholder’s agenda to the detriment of Taro’s minority shareholders. As recently as two years ago, Sun unleashed a public media campaign harshly criticizing the then Levitt family-controlled Taro board for placing on the annual shareholder meeting agenda similar proposals to those the Sun-controlled Taro board is now presenting to Taro’s shareholders for approval at the upcoming 2011 meeting. Such proposals related to the re-election of board members beholden to the then controlling shareholder, the election of external directors to the board without soliciting feedback from Taro’s minority shareholders (which at that time, included Sun) and seeking shareholder approval to implement overbroad and unconscionable liability protections for Taro’s directors.

We wish to thank Sun for eloquently stating two years ago our current position, when Sun found itself on the receiving end of a Levitt family-controlled Taro board that had forgotten its fiduciary duties to Taro’s minority shareholders. For the benefit of Taro’s other minority shareholders and to create a complete record of the brazen breaches of fiduciary duty by the Sun-controlled Taro board unfolding before our very own eyes, we expose Sun’s blatant hypocrisy below and reiterate our demand that you exercise your fiduciary duties by (i) removing immediately Items 4 through 8 from the agenda of the upcoming shareholders’ meeting, (ii) publishing an updated proxy statement without those voting items and (iii) rejecting Sun’s grossly inadequate acquisition proposal.

On December 15, 2009, Sun filed a Schedule 13D with the U.S. Securities and Exchange Commission (“SEC”) urging Taro’s minority shareholders to vote against four proposals on the agenda for Taro’s 2009 annual shareholder meeting advanced by the then Levitt family-controlled Taro board. These proposals included: (1) the election of nine insider directors, eight of whom were incumbents, (2) the election of two external directors, (3) the ratification of Taro’s past exculpation and indemnification undertakings and (4) the approval of open-ended exculpation and indemnification protections for the new external directors upon their election. Sound familiar? These proposals are similar to proposals (1) and (4)-(8) in the 2011 Taro proxy statement recently released by the Sun-controlled Taro board, except that the current liability protection proposals are broader in scope and even more suspect in light of Sun’s pending takeover of our company.

Incumbent Director Nomination

In response to Taro’s 2009 annual shareholder meeting proxy statement, Sun criticized the nomination by Taro’s board for election of nine directors, eight of whom were incumbents, as inappropriate because “these directors have demonstrated over and over again their willingness to put the interests of the Levitt/Moros family above the interests of other shareholders.” No more appropriate is the fact that the five directors the Taro board is currently nominating for election at the 2011 annual meeting are all incumbents, and three of them are also directors or executives of Sun: Dilip Shanghvi is Sun’s Chairman and Managing Director, Sudhir Valia is a Sun director, and Aalok Shanghvi, is both the son of Dilip Shanghvi and a Sun executive. The same situation denounced by Sun in 2009 is now advocated by Sun in 2011. Then, Sun stated: “The current Board has and continues to promote the interests of Taro’s controlling shareholders . . . to the detriment of all other shareholders, using the shareholders’ money to [advance the controlling shareholder’s] agenda.” In the same way Sun voted against the Levitt family director slate in 2009, we intend fully to vote against the re-election of the Sun-controlled directors at the 2011 annual meeting, even if Sun takes the same actions it previously denounced and holds the required vote to re-elect them.

Special Committee Appointment

Criticizing the 2009 management proposal for the election of external directors selected by the Levitt family-controlled Taro board without input from Taro’s minority shareholders (then including Sun), Sun rightly pointed out that “[a]lthough Israeli law specifically requires external directors to represent the interests of Taro’s public shareholders, Taro’s directors have not consulted with any public shareholders in the selection process.” Instead, noted Sun, “Taro has chosen two of Barrie Levitt’s old cronies.” Sun continued, “Taro’s shareholders have every reason to believe that these nominees, like Taro’s current directors, will be beholden to the LevittiMoros family.” Despite denouncing this type of conduct in 2009 as illegal and improper, Sun now engages in the same conduct in 2011. Specifically, the Sun-controlled Taro board recently appointed a Special Committee to evaluate Sun’s grossly inadequate, opportunistic offer to buy our company on the cheap but resisted revealing the identity of its members to Taro’s minority shareholders until pressured to do so by our November 29, 2011 letter. In the same way that the Levitt family-controlled Taro board failed to consult Taro’s public shareholders in choosing Taro’s external directors, the Sun-controlled Taro board has failed to consult or involve Taro’s minority shareholders in appointing the Special Committee formed to safeguard our interests in connection with Sun’s takeover proposal. These actions are more egregious in 2011 given Sun’s looming going private offer. Therefore, we ask the same questions today that Sun asked in 2009: are Taro’s supposedly independent directors (namely, the members of the Special Committee in the present case), truly loyal to Taro and all of its shareholders, or are they merely implements of the controlling shareholder’s whims?

Liability Protection Proposals

Most reprehensible is the audacity of Taro’s board (controlled by Sun) in asking Taro’s minority shareholders to approve overly broad, open-ended liability protection management proposals of the same type denounced by Sun before the 2009 annual meeting of shareholders. In 2009, Sun lambasted the Levitt family-controlled Taro directors for “asking shareholders to exempt them from any legal responsibility for their performance as directors.” Sun noted that the proposed indemnification arrangements were “greatly expanded” and urged that one “need not be cynical to conclude that this vastly expanded indemnification is simply a payback from the Levitt/Moros family to these directors for their efforts on the family’s behalf.” We agree with Sun. One need not be cynical to conclude that the vastly expanded director liability protections recommended by the Sun-controlled Taro board for adoption at the upcoming annual shareholder meeting are simply payback from Sun to these Taro directors (which include Sun’s chairman and his son) for their efforts in their anticipated approval of Sun’s grossly inadequate offer.

* * *

Fair Value of Taro Shares

Let’s not forget why we are writing this letter. At the end of the day, what we seek is to protect shareholder value for all Taro shareholders, not just Sun and its affiliates. In connection with the 2009 Sun statements quoted above objecting to the very same type of behavior Sun and the Taro directors are now attempting to perpetrate, Sun advocated that “all shareholders should push for full transparency, re-listing of Taro’s shares on NASDAQ, and the introduction of a new, professional board that acts in the interest of all shareholders.” We could not agree more and intend to make the same push, which is why we recommended in a prior letter that the board focus its energy on relisting Taro’s shares so a proper market can be established for them and their fair value can be determined instead of wasting resources on Sun’s opportunistic offer.

We would like to remind you that we fully expect the members of the Board of Directors, the Audit Committee and Special Committee to act for the benefit of all of Taro’s shareholders and conduct a process that will maximize Taro’s shareholder value in the context of Sun’s proposal.

In light of the foregoing, we fully expect and demand that Taro remove immediately Items 4 through 8 from the agenda of the upcoming annual shareholder meeting with respect to the grant of overbroad and open-ended indemnification, insurance and exculpation protections to Taro’s directors and management and to publish an updated proxy statement without those voting items. We also demand that the Special Committee reject Sun’s current acquisition proposal as grossly inadequate and opportunistic.

We would be remiss if we did not close this letter by pointing out that we had high hopes for Taro when Sun replaced the Levitt family as the controlling shareholder of the company, in particular, in light of the world-renown business acumen of Sun’s chairman and controlling shareholder (whom is now also Taro’s chairman) and Sun’s public statements signaling its intent to champion the cause of maximizing shareholder value for ALL Taro shareholders while pursuing transparency and corporate governance best practices.

Unfortunately, our trust in Sun and Taro’s management to wisely steward our investment in Taro has been apparently misplaced.

Months Pass and Taro’s Financial Prospects Continue to Improve While the Special Committee Deliberates

30.           In a press release issued January 12, 2012, the Company announced that the Special Committee’s evaluation of the Preliminary Proposal was ongoing, and addressed concerns expressed by minority shareholders that the Preliminary Proposal’s share price was wholly inadequate. The press release stated, in pertinent part:

The Special Committee has carefully reviewed the letters recently made public from some minority shareholders regarding the offer and wants to assure minority shareholders that thoughtful consideration and evaluation of all available information will be undertaken prior to making any recommendations. The Special Committee recognizes its primary objective is to maximize value for the minority shareholders of Taro and will take all steps necessary to ensure this objective is achieved.  In addition, it should be noted that there can be no assurance that any definitive offer will be made, that any such offer will be accepted, that any agreement will be executed or that any transaction will be approved or consummated.

31.           In a press release issued February 10, 2012, the Company announced overwhelmingly positive full year and fourth quarter results. Specifically:

Fourth Quarter 2011 Highlights vs. 2010

•	Net sales of $148.1 million, increased $45.5 million, or 44.3%,

•	Gross profit, as a percentage of net sales was 71.6%, compared to 59.6%, principally driven by increased selling prices on select products in the U.S. market as overall volumes were flat,

•	Selling, marketing, general and administrative expenses decreased $6.2 million, or 22.0%,

•	Operating income of $74.5 million, or 50.3% of net sales, compared to $21.6 million, or 21.0% of net sales,

•	Net income was negatively impacted by foreign exchange (FX) expense of $6.3 million, compared to $3.7 million,

•	Net income attributable to Taro was $62.4 million, compared to $16.5 million, an increase of $45.9 million, resulting in diluted earnings per share of $1.40 compared to $0.38.

Year to Date 2011 Highlights vs. 2010

•	Net sales of $505.7 million, increased $113.1 million, or 28.8%,

•	Gross profit, as a percentage of net sales was 65.2%, compared to 59.5%,

•	Selling, marketing, general and administrative expenses decreased $14.0 million, or 13.0%,

•	Operating income of $204.0 million, or 40.3% of net sales, compared to $86.5 million, or 22.0% of net sales,

•	Net income was favorably impacted by FX income of $6.9 million, compared to FX expense of $5.3 million - a $12.2 million benefit,

•	Net income attributable to Taro was $182.7 million compared to $64.1 million, a $118.6 million increase, resulting in diluted earnings per share of $4.11 compared to $1.53.

32.           In a press release issued February 27, 2012 Raging Capital Management, LLC, one of the Taro’s largest unaffiliated shareholders, published a letter it sent to Taro’s Board demanding that the Board immediately reject the Preliminary Proposal. The letter stated, in pertinent part:

In a letter to the Board of Directors dated November 3, 2011, we expressed to you our serious concerns regarding the grossly inadequate proposal of Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) to acquire all of the issued and outstanding shares of Taro at a price of $24.50 per share, in cash (the “Acquisition Proposal”).  We are disappointed that you have still not responded to this letter. Since then, we have read with great interest various public letters from other significant shareholders expressing their own concerns that Taro is positioning itself for a sale to Sun Pharma in a transaction that would fleece the minority Taro shareholders while lining the pockets of Sun Pharma shareholders, employees and affiliates, including Chairman Dilip Shanghvi as well as Sudhir Valia, Aalok Shanghvi and James Kedrowski.

On January 12, 2012, Taro announced that the Special Committee is still evaluating the Acquisition Proposal, that it continues to “work diligently” with its financial and legal advisors to evaluate the offer and that it is “committed to protecting” the interests of minority shareholders. We find these assertions to be disingenuous and mere window-dressing by a Board whose actions suggest that it is focused on advancing Sun Pharma’s interests at the expense of minority shareholders.

As noted by IzSo Capital in its letter to the Board dated December 13, 2011, in connection with its recent annual general meeting of shareholders, Taro recommended that the shareholders approve various insurance, indemnification and exemption protections for the benefit of its officers and directors, including for liability they may face relating to going private transactions like the one proposed by Sun Pharma. The timing of the Board’s efforts to secure these self-serving protections casts serious doubt that it is fully and fairly evaluating the Acquisition Proposal and that it is committed to protecting the interests of minority shareholders. Rather, these actions raise serious questions regarding the Board’s true agenda which we quote from IzSo Capital’s letter: “why do the members of the Board of Directors require such protections if they intend to exercise their fiduciary duties and reject Sun’s grossly inadequate offer? Does this mean that Taro’s Board has already decided to approve Sun’s proposal and is bracing itself for future litigation? If the answer is yes, what is the purpose of the Special Committee?”

It is shocking that the Board refuses to publicly acknowledge the inadequacy of Sun Pharma’s $24.50 offer, even with the benefit of being advised by Citigroup Global Markets. If you revisit the relative valuations of Taro and Sun Pharma presented in our November 3, 2011 letter, it is clear that the Acquisition Proposal continues to grossly undervalue Taro. Based on Sun Pharma’s closing share price on February 24, 2012 and its recently reported results which have now fully consolidated Taro for a full twelve months, Sun Pharma’s enterprise value is now $11.3 billion, or 19.2x trailing twelve-month earnings before interest, taxes, depreciation and amortization (EBITDA). Based on the annualized run-rate of the last two quarters of results that were announced subsequent to receipt of the Acquisition Proposal, Taro accounted for a substantial 40.4% of Sun Pharma’s EBITDA. In contrast, Sun Pharma’s offer of $24.50 per share values Taro at 7.9% of Sun Pharma’s enterprise value and values the Taro business at only 3.1x run-rate EBITDA. The relative EBITDA contribution from Taro indicates that full value would have to be $106.91 per Taro share in order to equal 40.4% of Sun Pharma’s enterprise value. Why does the Board continue to even entertain Sun Pharma’s $24.50 offer?

We will not allow our shares to be sold at such an extreme discount to the true value of the Company. We call upon the Special Committee to immediately reject the Acquisition Proposal. You are each reminded of your individual fiduciary duty to protect the interests of all shareholders, including the interests of the minority shareholders. We assure you that merely going through the motions of forming a Special Committee and hiring an investment banking firm, and even expanding the Company’s indemnification provisions, will not insulate you from the substantial liability that will arise from the acceptance of an Acquisition Proposal that undervalues the Company. If necessary, we will hold each of you personally accountable and liable to the fullest of our abilities. (emphasis added).

33.           In a press release issued March 19, 2012, the Company announced that it had been authorized for listing on the New York Stock Exchange (“NYSE”) under the symbol “TARO,” and would cease to trade on the over-the-counter Pink Sheet market. The press release continued, in pertinent part:

Mr. Dilip Shanghvi, Chairman of Taro’s Board of Directors, said, “We are very happy that Taro will soon be listed on the New York Stock Exchange. This achievement is in line with what we indicated in the past, that Taro would seek re-listing on an exchange once the Company is in compliance with its SEC filing commitments. We are pleased that over the past eighteen months, Taro has completed its long pending audited financial statements and attained full compliance with its SEC reporting obligations, both of which were pre-requisites for listing. On behalf of the Board of Directors, I congratulate the entire team at Taro in making this possible as well as thank our shareholders and employees who have stood by the Company through its difficult times.”

“We are thrilled to welcome Taro to our growing community of innovative multinational companies,” said Lawrence Leibowitz, COO of NYSE Euronext. “With its NYSE listing, Taro is joining the world’s largest and most liquid universe of pharmaceutical and life-science companies. We congratulate Taro on this step and look forward to our partnership with the company and its shareholders.”

34.           In a press release dated May 24, 2012, the Company announced its continuing positive financial results for the three month period ended March 31, 2012. The press release stated, in pertinent part:

Quarter Three Months ended March 31, 2012 Highlights compared to the same period in 2011

•	Net sales of $145.1 million, increased $37.4 million, or 34.7%

•	Gross profit, as a percentage of net sales was 68.3%, compared to 58.6%

•	Selling, marketing, general and administrative expenses increased $0.6 million, however, as a percentage of net sales decreased to 15.9%, compared to 20.8%

•	Operating income increased 98.3% to $66.2 million, or 45.6% of net sales, compared to $33.4 million, or 31.0% of net sales

•	Net income attributable to Taro was $47.3 million compared to $25.7 million, a $21.6 million increase, resulting in diluted earnings per share of $1.06 compared to $0.58.

Cash Flow and Balance Sheet Highlights

•	Cash flow from operations was $78.1 million for the quarter ended March 31, 2012, compared to $24.4 million in the same period in 2011

•	Cash, including marketable securities, increased $75.5 million to $334.3 million from December 31, 2011.

35.           In a July 17, 2012 press release, minority shareholder Guardian Point Capital, published a copy of letter from Guardian’s managing partner to Defendant Shanghvi, which noted that Taro’s fair value was between $75 and $100 per share, and criticized Taro’s management for allowing the Preliminary Proposal to stand for 9 months and counting. More specifically, the letter stated, in relevant part:

Dear Mr. Dilip Shanghvi,

I manage an investment partnership that focuses on buying great businesses, at great prices, run by best-in-class management teams. Given the nature of competitive markets, it is typically difficult to identify opportunities that satisfy all three criteria without some “hair.” Our initial purchase of Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) in 2010 reflected that - namely an over-the-counter listing and unaudited financials. The bet was a reflection not only on the company’s potential to rebound from gross mismanagement under Barrie Levitt, but more importantly the opportunity to ride on the coattails of a CEO with a 17-year, 38% compounded track record of shareholder value creation.

Since our investment, after talking the talk in your three year battle for control of Sun, you have walked the walk. The original “hair” is now gone, with audited financials and a NYSE listing, and Taro has gone from hidden value to value in plain sight.

Most importantly, you have significantly improved the fundamentals of the company with meaningful top and bottom line growth and operating margins that have more than doubled under your stewardship. Because of these improvements we believe that the company is cheaper now than when we first purchased it, despite the significant share price appreciation.

The only questionable action since your involvement is the still lurking nine-month old $24.50 bid that you made for the rest of the company. As a former investment banker, I know that it should take less than nine hours, not nine months, to run the standard fair valuation templates. While previous letters from minority shareholders have done a good job of highlighting the inadequacy of the offer, I offer up the William Blair Caraco buyout opinion metrics as a common sense analogy given the similarities between the two situations (notwithstanding the fact that Caraco was unprofitable compared to Taro’s $200mm in LTM net income).

The Caraco valuation template points to a fair value in the range of $75 to $100 per share using the two metrics (LTM EV/Revenue and LTM EV/ EBITDA) you focused on in that recent minority shareholder buyout. Citigroup will offer up many more fundamental metrics but they will all point in the same direction – a fair value materially higher than your original offer.

Warren Buffett likes to say, “It takes 20 years to build a reputation and five minutes to ruin one.” Ultimately, while we are comforted by the fact that the merger transaction cannot be consummated without the affirmative recommendation of the Special Committee and the approval of the majority of the minority shares, when we invested in Taro we did not expect to need to rely on U.S. and Israeli laws to protect our investment. Instead, we believed that you would behave in a manner consistent with your past: shrewd, but not sinister, and in a self-interested way that preserves both your hard fought reputation for fairness and the Sun Pharmaceuticals brand as the preferred partner of choice.

* * *

We look forward to the removal of the uncertainty created by this bid, your continued “signal” to the market that you are the antithesis of the entrenched and unethical controlling shareholder ethos once espoused by Barrie Levitt, and many more years of “made in India” shareholder wealth creation.

Sun Pressures the Board to Accept a Follow-Up Offer at a Discount to the Trading Price of Taro’s Shares

36.           During the months that passed between Sun’s initial $24.50 offer in October of 2011, Taro’s financial prospects had improved to the point that, by May of 2012 Taro’s shares were trading at almost $40.00 per share. Accordingly, it was not a surprise that, on July 19, 2012, the Taro issued a press release announcing that the Special Committee had unanimously decided to reject the Preliminary Proposal; however, the Company continued to ‘negotiate’ with Sun in order to accomplish a merger.

37.           Following the rejection of Sun’s Preliminary Proposal, Taro again announced improved financial results for the three month period ended June 30, 2012, highlighting that net sales increased 43% and earnings per share increased to $1.41 from $0.80. The August 6, 2012, press release stated:

Quarter ended June 30, 2012 Highlights - compared to June 30, 2011

•	Net sales of $159.2 million, increased $47.6 million, or 42.6%

•	Gross profit, as a percentage of net sales was 71.7%, compared to 60.1%

•	Research and development expenses increased 47.6% to $11.5 million

•	Selling, marketing, general and administrative expenses decreased $1.5 million, and as a percentage of net sales decreased to 14.8%, compared to 22.5%

•	Operating income increased to $79.0 million, or 49.6% of net sales, compared to $34.2 million, or 30.6% of net sales; a $44.8 million or 131.2% increase

•	Income tax increased $21.2 million from a $4.7 million benefit to an expense of $16.5 million

•	Net income attributable to Taro was $62.9 million compared to $35.7 million, a $27.2 million increase, resulting in diluted earnings per share of $1.41 compared to $0.80.

Cash Flow and Balance Sheet Highlights

•	Cash flow provided by operations was $19.2 million compared to $33.3 million, primarily due to the payment of income taxes as reflected in the significant decrease in trade and other payables

•	Cash, including marketable securities, increased $18.3 million to $352.6 million from March 31, 2012.

38.           Despite the fact that Taro’s financial prospects were continually improving—and that the Company’s shares were trading above $41.00 per share—the Special Committee met on August 6, 2012, with representatives of Citi and Sun, among others, and Taro, through Defendant Shanghvi, presented an offer on behalf of Sun to the Special Committee to purchase all of Taro’s outstanding shares at a price of just $37.50 per share.

39.           At a meeting of the Special Committee held on August 7, 2012, with representatives of Citi, among others, in attendance, the Special Committee agreed to submit a counterproposal to Sun of $40.50 per share. Accordingly, the counterproposal was made at a price that was still below the then-current trading price of Taro’s shares on the NYSE of $41.00 per share and was just a few dollars more than Sun’s second inadequate offer.

40.           That same day, August 7, 2012, Defendant Pekelman and Citi representatives contacted Sun to make a counterproposal to the Taro Special Committee at a price of $39.00 per share. As such, the Special Committee again countered at a price lower than the closing price of Taro’s shares on August 7th of $41.00 per share, submitting a bid of $40.00 per share.

41.           On August 8, 2012, Sun contacted Defendant Pekelman and a Citi representative for the final time to make a counterproposal to Taro at a price of $39.50 per share, and later that day, the Special Committee accepted Sun’s proposal. On August 8, 2012, Taro’s ordinary shares closed on the NYSE at a price of $40.66 per share.

42.           On August 10, 2012, the last trading day before the announcement of the execution of the merger agreement, the closing price per Taro ordinary share was $40.97, which is $1.47 higher than the merger consideration of $39.50 per share. In a press release dated August 12, 2012, the Company announced that it entered into a merger agreement (the “Merger Agreement”) whereby Taro would become a private company, wholly-owned by affiliates of Sun. The press release stated, in pertinent part:

The merger agreement provides that all shareholders of Taro other than Sun Pharma and its affiliates will receive a cash payment of $39.50 per share upon the closing of the merger. Sun Pharma and its affiliates collectively own approximately 66.0% of the outstanding Taro ordinary shares and 100% of Taro’s founders shares, representing approximately 77.5% of the outstanding voting power in Taro.

Upon completion of the merger, Taro will become a privately held company, will be wholly owned by affiliates of Sun Pharma, and its ordinary shares will no longer be traded on the New York Stock Exchange.

The closing of the merger is subject to certain terms and conditions customary for transactions of this type, including the affirmative vote at the shareholder meeting to be convened to approve the merger (the “Shareholder Meeting”) of (1) at least 75% of the voting power of the Taro ordinary shares voting at the Shareholder Meeting, (2) at least 75% of the voting power of the Taro founders shares voting at the Shareholder Meeting and (3) at least 75% of the total voting power of Taro (ordinary shares and founders shares together) voting at the Shareholder Meeting, including at least a majority of the voting power voted that is not held by Sun Pharma or its affiliates (unless the total voting power of Taro held by holders other than interested shareholders and voting against the merger does not exceed 2% of the total voting power of Taro). In connection with the proposed transaction, Taro intends to mail a proxy statement to its shareholders and to file relevant materials with the United States Securities and Exchange Commission.

The merger agreement was approved by Taro’ s Board of Directors based upon the recommendations and approvals of the Special Committee of Taro’s Board of Directors (the “Special Committee”) and the Audit Committee of Taro’s Board of Directors. The Special Committee was advised by its independent financial advisor Citigroup Global Markets Inc. and its independent legal counsel Goldfarb Seligman & Co. as its Israeli legal counsel and Willkie Farr & Gallagher LLP as its United States legal counsel.

Market and Shareholder Reaction to the Inadequate Merger Agreement

43.           In a press release issued August 13, 2012, Plaintiff Grand Slam Asset Management LLC published a copy of a letter that it sent to fellow Taro shareholders urging them to reject Sun’s offer of $39.50 per share. The letter provided, in pertinent part:

Sun Pharmaceutical Industries LTD. (Sun) is offering to buy the remaining shares in Taro Pharmaceutical Industries LTD. (Taro) at $39.50 per share and this offer has been accepted by Taro’s board of directors. We believe this offer to be wholly inadequate and intend to vote our shares against this transaction. As we understand Israeli law, and as set out in point three of Sun’s offer, this transaction still requires the approval of more than 50% of the minority shares outstanding. Our rationale for why this offer is well below fair value for our shares is set forth below.

On October 18, 2011, Grand Slam Asset Management, LLC (Grand Slam) sent a letter to Taro’s board of directors urging them to reject Sun’s first offer of $24.50 per share. At the time, Grand Slam believed that Taro was worth at least 15 times latest twelve months earnings before interest, taxes, depreciation and amortization (LTM EBITDA) based on comparably publicly traded companies and similar generic drug company merger and acquisition (M&A) transactions. Sun’s offer of 7.2 times LTM EBITDA was therefore demonstrably low. Today’s offer values Taro at 4.8 times LTM EBITDA, which is a 33% discount to the previous offer’s multiple.

Had Sun merely kept their previously inadequate multiple, their offer would have increased to at least $55.00 per share. At our suggested 15 times LTM EBITDA multiple the offer should have been for $110 per share. If Sun were to offer the same multiple that its own shares command of 20.5 times LTM EBITDA then the deal would be valued at $150 per share. Since Taro accounts for approximately 33% of Sun’s revenues and close to 50% of its EBITDA, using Sun’s multiple would seem to be the most appropriate course of action.

Since Sun thinks so little of Taro’s value, perhaps a better course of action would be for Sun to open up the sale process to outside bidders. We believe that Sun can sell its interest in Taro for significantly more than five times LTM EBITDA to another pharmaceutical manufacturer. Such a process would also allow Taro’s board to fulfill its fiduciary responsibility to obtain the best price for all shareholders. Taro’s two direct competitors, Perrigo Co and Glenmark Pharmaceuticals LTD, trade in the public markets at 18 times LTM EBITDA, so a transaction at 15 times LTM EBITDA would be highly and immediately accretive to either of those companies, even before the impact of any synergies.

Sun’s premise for the low price seems to hinge on its publicly stated belief that Taro’s improved profitability is unsustainable. During Taro’s last few quarters earnings releases, its Chairman (who is a Sun appointee) has made statements to the effect that “we remain cautious of the increasing competition and consequential erosion of volume on some of our major products and the challenge in maintaining current performance.” In fact, for each subsequent quarter the operating results have improved. Grand Slam believes that Taro’s performance is sustainable for the following reasons:

1) It is our understanding that the formulation and testing of dermatological ointments, creams and gels is much more difficult than the process for pill based drugs, creating a high barrier to entry;

2) Prescription counts for many of Taro’s products are quite low by prescription drug standards and typically can only economically support a very limited number of competitors;

3) Even if a competitor decided to enter any of Taro’s key markets based on today’s pricing, there is a 32 month average time to receive FDA approval in addition to the time it would take to create the application and conduct testing.

Therefore, Grand Slam believes that Sun has been disingenuous with fellow shareholders prior to its offer in an attempt to keep the price of Taro’s shares artificially low. We are certainly content to continue owning Taro’s shares despite Sun’s perceived risk should a deal not be consummated.

For all of the reasons set out above, we intend to vote against this transaction. We would encourage all minority shareholders to consider the points we have raised and conduct proper diligence prior to voting. (Emphasis added).

44.           Similarly, in a press release issued August 15, 2012, BlueMountain Capital Management LLC urged fellow Taro shareholders to vote to reject Sun’s offer, reasoning that Taro’s common stock was conservatively worth more than $70 per share. The press release stated, in pertinent part:

It is our opinion that there has been an effort by Sun to downplay the value of Taro in order to justify its insufficient offer. These efforts and related results include:

1. A de-emphasis of the Company’s dramatically improving financial performance in Taro’s press releases via its control of the Company and through its own investor communications. Most recently Sun’s Managing Director, Mr. Dilip Shanghvi, reiterated on July 25, 2012 in a published interview[1] that “[w]e had earlier indicated that we don’t see value in the company significantly beyond what we have said [in reference to Sun’s October 2011 offer of $24.50 per share for Taro]. We have to evaluate the rejection of the special panel and then decide the next step. From our point of view, nothing has dramatically changed at Taro after we indicated that we have no plan to change our bid”;

2. A dearth of investor communication best practices, such as responding to investor inquiries, holding quarterly conference calls or presenting to the investor community at industry conferences;

3. A complete lack of Wall Street research coverage due to these restrictive investor communication practices; and,

4. The failure to re-list Taro on a major stock exchange in a timely manner.

Despite the inadequate communication with the markets, Taro is required under the securities laws to report quarterly and annual results. These results demonstrate that Taro is performing exceptionally well. Sun knows this better than anyone. That is why Sun attempted to take Taro private in 2011 at $24.50, and that is why it is again trying to do so with another “low ball” offer of $39.50. Sun had defended its $24.50 offer as fair, because it believed that Taro’s financial performance at that time was not sustainable due to pricing actions and the potential for competition. If this concern was well founded, then there would be no acceptable explanation for its new higher, yet still inadequate, offer of $39.50, since there has been no indication that concerns with respect to these risks have changed. The only new information since July 25th, when Mr. Shanghvi made his comments justifying $24.50 per share for the Company, is that Taro reported stellar second quarter results that still did not even reflect a full quarter of recent price actions taken by Taro (based on June IMS data). We believe that the current $39.50 offer has no more basis in reality than the $24.50 offer, and that Sun knows that Taro’s results will continue to improve materially. We believe that this offer not only undervalues the current performance of the business, but also shifts significant potential future value away from long-term minority shareholders.

We believe that Taro is conservatively worth in excess of $70 per share. We base this view on our analysis of Taro’s competitive positioning in its key product lines, its pricing trends, and discussions with wholesalers and competitors. We base it on our observation of what informed, strategic buyers have paid for similar businesses as recently as the last few months.

We base it on where similar publicly-traded companies, with fuller disclosure and more transparent investor relations practices, trade in the market. And we base it on Taro’s current absolute valuation – by the end of this year, based on publicly available information, we believe that Taro will have approximately $10 in net cash per share and earnings will be annualizing at greater than $7.00 per share, suggesting that Sun’s $39.50 offer values Taro at just over 4x run-rate earnings ex-cash. This valuation is unambiguously much too low for a company with a fortress balance sheet and demonstrated pricing power. In addition, we ascribe no value to the tangible hard synergies available to Sun (redundant corporate costs and economies of scale in R&D, manufacturing, and distribution) nor to Taro’s strategic value to Sun. On this latter point, Taro further diversifies Sun’s US presence in an attractive, less competitive generic topical space.

BlueMountain believes that the views expressed in this letter point in favor of one inescapable conclusion: Taro’s shareholders should vote to reject Sun’s inadequate offer for Taro. (Emphasis added).

45.           Also, in a press release dated August 31, 2012, two of the Company’s largest minority shareholders, IsZo Capital Management LP and Black Horse Capital Advisors LLC, announced that they delivered a letter to Taro, which (i) questioned, among other things, the purported shareholder approval of a grant of indemnification, insurance and exculpation protections to Taro’s directors and officers, in connection with a merger or other going private transaction, and (ii) demanded certain documents from the Company relating to the Merger Agreement. The letter stated, in relevant part:

The purpose of the Merger [Agreement] is for Sun, Taro’s controlling shareholder, to squeeze out Taro’s minority shareholders and acquire Taro’s remaining share capital not already owned by Sun at the bargain price of $ 39.50 per share.

Sun’s previous inadequate and opportunistic offer to purchase the minority shares of Taro for $24.5 per share (the “Previous Offer”) was rejected by Taro’s Special Committee, which was formed to evaluate the Previous Offer, ten months after the date on which the Previous Offer was first disclosed publicly.

Remarkably, in contrast to the protracted delay by Taro’s Special Committee in determining that the Previous Offer was grossly inadequate, substantially undervalued Taro and was clearly deserving of rejection, Taro’s Special Committee, Audit Committee and Board of Directors moved quickly to approve the Merger Agreement, under which it is proposed that Taro be taken private by its controlling shareholder and its minority shareholders be squeezed out at what appears to be an egregiously inadequate price, only three weeks after the Previous Offer was rejected by the Special Committee.

These actions raise serious concerns about the process conducted by Taro’s Special Committee, Audit Committee and Board of Directors in connection with the Merger, including questions relating to the (a) information examined and discussions held by Taro’s Special Committee, Audit Committee and Board of

Directors prior to the approval of the Merger Agreement, (b) compliance by Taro with the U.S. disclosure requirements that apply to it as a public company with shares traded on the NYSE and (c) exercise of fiduciary duties by Taro’s directors for the benefit of Taro’s minority shareholders, as required by law.

(Emphasis added).

46.           In another press release issued September 20, 2012, IsZo Capital Management LP and Black Horse Capital Advisors LLC, two of Taro’s largest minority shareholders, published a copy of a letter it sent to the Special Committee citing evidence that the consideration Sun proposed to pay in connection the Merger Agreement was grossly inadequate and substantially undervalues Taro. The letter stated, in pertinent part:

After having carefully reviewed Taro’s Schedule 13E-3 and related preliminary Proxy Statement (collectively, the “Going Private Disclosure”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 31, 2012, and taking into account Taro’s failure to respond to our earlier demand for information pursuant to the Israeli Companies Law (the “Companies Law”), we are compelled to send you this letter (a) discussing additional evidence clearly indicating that the consideration Sun Pharmaceutical Industries Ltd. (together with its affiliates, “Sun”) proposes to pay in exchange for the shares of Taro it does not already own is grossly inadequate, (b) analyzing materially misleading statements made in the Going Private Disclosure and (c) reminding you and Taro that our August 31, 2012 demand for information was not optional.

Background: Previous Sun Offer & Proposed Squeeze-Out

On August 13, 2012, Taro announced that it had entered into an Agreement of Merger, dated as of August 12, 2012 (the “Squeeze-Out Agreement”), with Sun, pursuant to which it is intended that a wholly owned subsidiary of Sun merge with and into Taro (the “Squeeze-Out”), whereupon Taro will become a private company, wholly owned by Sun, and its shares will cease to be traded on the New York Stock Exchange (the “NYSE”). The purpose of this transaction is for Sun, Taro’s controlling shareholder, to squeeze out Taro’s minority shareholders and acquire Taro’s remaining share capital not already owned by Sun at the bargain price of $39.50 per share.

In our previous letters to the Special Committee (the “Special Committee”) of the Board of Directors of Taro (the “Board”), we have called attention to Sun’s opportunistic attempts to purchase the minority shares of Taro on the cheap to the detriment of Taro’s minority shareholders. First, Sun offered $24.50 per Taro share on October 17, 2011 (the “Previous Offer”), seeking to capitalize on the depressed price of Taro’s shares as these traded in limited volumes and with reduced liquidity on the Pink Sheets. Although the Previous Offer was grossly inadequate, the Special Committee wasted 9 months to arrive at the conclusion that was painfully obvious to the minority shareholders from day one – that the Previous Offer substantially undervalued Taro on both an absolute basis and relative to Sun. The Special Committee claims that it took 9 months to make a decision because management had not bothered to perform earlier the kind of long-term financial analysis that would have behooved any prudent management team to refine and consult periodically in the discharge of its duties. As we pointed out previously, the Special Committee’s inordinate delay in rejecting the Previous Offer resulted in uncertainty in the market and a depressed stock price for the 9-month duration of that delay (the Special Committee then astutely takes credit for securing a premium for the minority shareholders relative to this artificially depressed price in its negotiations with Sun, which we discuss separately below).

After being ignored by the Special Committee for 5 months despite our efforts to reach out to engage in constructive dialogue, we finally received good news when Taro followed one of the recommendations from one of our previous letters by relisting its shares on the NYSE on March 22, 2012. Immediately upon listing, Taro’s shares began trading at prices that were considerably higher than the Previous Offer. Given these developments, we expected the Special Committee to delay no further and reject the Previous Offer immediately. However, the Taro minority shareholders were forced to wait another 4 months before the Special Committee finally rejected the Previous Offer on July 19, 2012, even after Sun had publicly stated on March 15, 2012, just 7 days before Taro’s shares began trading on the NYSE at prices significantly above the Previous Offer, that it had no intention of increasing the Previous Offer. This statement by Sun cleansed the market of any expectation that a higher offer from Sun would be made if the $24.50 per share offer was rejected by the Special Committee.

When the Special Committee finally rejected the Previous Offer, in no small part due to the numerous public letters written by Taro’s minority shareholders against Sun’s attempts to steal our company and the prospect of litigation (and personal liability for Taro’s directors) looming on the horizon, we thought that perhaps the Special Committee had finally come to its senses. We should have known better, as just 3 weeks later, after only 2 days of negotiations with Sun, the Special Committee inexplicably determined that the Squeeze-Out was in our best interests and agreed to give away our company to Sun at the bargain price of $39.50 per share (the “Squeeze-Out Offer”) when Taro’s shares closed at $40.97 per share on the last trading day preceding the Squeeze-Out announcement and, as explained in our prior letters, Taro’s shares are clearly worth significantly more.

The reasons why we believe that the Previous Offer and the Squeeze-Out Offer are both shameless attempts by the controlling shareholder of our company to wrestle our shares out of our hands are discussed in detail in both our prior letters to you and the letters other minority Taro shareholders have written to the Special Committee. Continuing to add to those reasons, we direct the Special Committee’s attention to the recently announced acquisition of Medicis Pharmaceutical Corporation, a leading pharmaceutical company in the dermatology space and a direct competitor of Taro (“Medicis”), by Valeant Pharmaceuticals International (“Valeant”) at a multiple more than twice the implied multiple in the Squeeze-Out Offer.

Valeant Acquisition of Medicis

On September 4, 2012, Valeant announced it had entered into a merger agreement to acquire Medicis for $2.6 billion. Valeant is offering to pay $44.00 in cash for each share of Medicis, representing a value of 39% over the closing price of Medicis’ shares on August 31, 2012, the last trading day prior to deal announcement. Valeant’s offer values Medicis at about 12 times the most recent 12 months’ EBITDA, according to data compiled by Bloomberg, compared with the median 14 times EBITDA in eight other recent pharmaceutical takeovers. By way of comparison, Sun’s Squeeze-Out Offer values Taro at a mere 5 times the most recent 12 months’ EBITDA. Taro and Medicis have comparable businesses. They are both in the pharmaceuticals industry and, more specifically, they both make a number of dermatology specialty and generic products. These two companies also have similar market capitalizations ($1.94 billion for Taro and $2.60 billion for Medicis) and, as of September 10, 2012, were listed on the NYSE at similar prices per share ($43.44 for Taro and $43.52 for Medicis). The fact that a direct competitor of Taro with a business similar to Taro’s is being valued at 12 times EBITDA, and the median for other takeovers in that industry is 14 times EBITDA, makes it clear that Sun’s Squeeze-Out Offer significantly undervalues Taro’s shares. In an interview published on July 25, 2012, Dilip Shanghvi, Sun’s founder and managing director, and until May 2012, its Chairman, self-servingly stated Taro was “over valued at the moment” (Taro opened on that day at $38.10 and closed at $39.30 and has climbed to as high as $44.24 since). Yet, Sun’s current offer values Taro’s shares at a mere 5 times EBITDA. As shown in our prior letters, which are supported by the EBITDA multiple offered for Medicis and other generic dermatology pharmaceutical acquisition targets, a more accurate value for Taro would be $130.00 to $140.00 per share. The Medicis/Valeant transaction further evidences that the Squeeze-Out Offer is clearly well below market and serves as a true market-check on the Squeeze-Out Offer that the Special Committee cannot ignore.

Materially Misleading Information in Taro’s Going Private Disclosure

In addition to the grossly inadequate and unfair price per share in the Squeeze-Out Offer, the proposed transaction suffers from material omissions and misleading statements in the Going Private Disclosure.

The material deficiencies described below evidence: (a) a concerted effort by Taro and Sun to distort the public’s perceived value of Taro’s shares, (b) a disregard by Taro for the true independence required to evaluate Sun’s offer and (c) a failure by Taro and Sun to abide by the Companies Law, which governs the

Squeeze-Out Agreement and voting matters at the general meeting of Taro’s shareholders to be convened to vote on the Squeeze-Out.

1. Concerted Effort to Distort the Public’s Perceived Value of Taro’s Shares

a The Going Private Disclosure states that the Special Committee believes the $39.50 per share Squeeze-Out Offer represents the highest per share consideration that could be obtained by the minority shareholders of Taro. Yet, on the last trading day preceding the announcement of the Squeeze-Out, at a time when the market had processed both the rejection by the Special Committee of the Previous Offer and Sun’s public statements concerning its unwillingness to increase the Previous Offer, Tare’s shares were trading at $40.97 per share. Accordingly, a Taro shareholder could have sold his or her stock prior to the Squeeze-Out announcement at $40.97, a price that represents a premium of $1.47 per share over the Squeeze-Out Offer. Even today, Taro’s shares continue to trade well above the Squeeze-Out Offer price, evidencing the market’s negative perception of the Squeeze-Out. Based on yesterday’s closing price of $43.94 per share, a Taro shareholder could sell his or her Taro shares at a premium of $4.44 over the Squeeze-Out Offer. These facts call to serious question how the Special Committee could ever think that $39.50 is the “highest per-share consideration that could be obtained,” rendering the Going Private Disclosure materially misleading, as noted in our contemporaneous letter to the SEC.

b. In the Going Private Disclosure, the Special Committee touts as one of its justifications for accepting the Squeeze-Out Offer that the Squeeze-Out price of $39.50 per share represents a premium of “103%” to the closing price of Taro’s shares on October 17, 2011, the last trading day before Sun announced the Previous Offer. Taro uses the stock price from October 17, 2011 of $19.45 per share throughout the Going Private Disclosure as a gauge for the Squeeze-Out premium. In providing this value, however, Taro fails to mention a crucial point – that on October 17, 2011, Taro’s shares were not yet listed on the NYSE, and were still being traded on the Pink Sheets. Taro is well aware that the stock had significantly less volume and liquidity at that time and had an artificially depressed price for the ensuing 9 months due, in no small part, to the Special Committee’s inaction with respect to rejecting the grossly inadequate Previous Offer. Repeatedly referring to this straw man price of $19.45 throughout the Going Private Disclosure is disingenuous and materially misleading, if not fraudulent as to Taro’ true share value. Taro’s stock has only been trading on the NYSE since March 22, 2012, since which time it has traded at a range between $35.55 and $48.17 and stabilized at a price well above the Squeeze-Out Offer. As noted earlier, on August 10, 2012, the last trading day before the Squeeze-Out was announced, Taro’s shares were trading above the $39.50 per share Squeeze-Out Offer, closing on that day at $40.97. The stock rising above the Squeeze-Out Offer to $40.97 in the absence of a pending deal is a testament to the fact that the take-under deal proposed by Sun is preventing Taro’s shares from appreciating to their full potential. In fact, the Squeeze-Out Offer represents a discount not only relative to the closing price of Taro’s shares on August 10, 2012, the last trading day before the announcement of the Squeeze-Out, but also relative to the average closing prices of Taro’s shares of $39.86 during the period commencing on the date on which Taro’s shares began to trade on the NYSE on March 22, 2012 and ending on August 10, 2012.

c. The Going Private Disclosure provides details regarding the negotiations between the Special Committee and Sun leading up to the Squeeze-Out Offer of $39.50 per share. After the rejection of Sun’s Previous Offer, Sun presented a new offer to the Special Committee of $37.50 per share. The following day, the Special Committee submitted a counterproposal to Sun at a price of $40.50 per share. After negotiations that lasted a mere day, the Special Committee accepted Sun’s Squeeze-Out Offer at a price of $39.50 per share. It is unclear what led the Special Committee to react so quickly to Sun’s offer (especially given the fact that it took the Special Committee 9 months to reject the grossly inadequate Previous Offer) and why the Special Committee decided to counter Sun’s offer at the price of $40.50 instead of a higher offer, particularly in light of the various public letters the Special Committee has received from the minority shareholders supporting much higher valuations. Taro’s shares closed at prices well above the Squeeze-Out Offer at various times over the 12 months prior to the signing of the Squeeze-Out Agreement and the Special Committee has been unable to explain why it believed that $40.50 was the highest price that Taro minority shareholders could expect to receive for their shares, especially in light of market checks like the Medicis transaction, as described above. The only explanation for the Special Committee’s careless rush to lock-in Sun’s low-ball offer is to blatantly favor Sun in the misguided belief that the broad exculpations improperly adopted at Taro’s recent Annual Meeting will withstand the scrutiny of the Israeli courts. In this regard, we remind you that breaches of the duty of loyalty may not be exculpated under Israeli law.

d. In the Going Private Disclosure, Taro’s management projects that Taro will have $573.6 million of USD sales and $267.3 of EBITDA in 2012. These low projections are made despite first half sales of $304.2 million and first half EBITDA of $154.3 million. Based on recent script data from IMS Health, Credit Suisse First Boston (“CSFB”) predicts that the next two quarters will be strong (as price increases affect results on a lag). CSFB projects that the third quarter will bring sales of greater than $167 million and $92 million of EBITDA. These projections mean that for the first three quarters of 2012, Taro is expected to have sales of $471 million and $246.3 million of EBITDA. Thus, after just 9 months this year, Taro will have already progressed 92% towards hitting its projected EBITDA estimate for the year 2012. If the fourth quarter of 2012 is anything like the projections for the third quarter, then Taro will have 2012 sales of $638 million (as opposed to the $573 million management estimate) and $338 million of EBITDA (compared to the $267 million management estimate). It is clear that management’s projections are off by more than 65% for the 6-month forecasted period! The use of these flawed and obviously manipulated projections casts serious doubt upon the competence and credibility of management, Citi as the financial advisor and the Special Committee.

e. The Going Private Disclosure indicates that Taro’s sales and profit growth are not sustainable. Apparently, this fact was considered by the Special Committee to be a positive factor in its support of the Squeeze-Out. This assertion regarding Taro’s sales and profit growth is highly suspect and has been publicly disputed by Taro’s minority shareholders and independent analysts, such as CSFB, which has analyzed Taro’s sales and profit growth and recently concluded that nearly 90% of Taro’s business is sustainable. Despite the efforts of Taro’s management (controlled by Sun) to temper enthusiasm for Taro’s strong financial results by highlighting the potential lack of sustainability of Taro’s performance, recent IMS prescription data and pricing through the end of August show that Taro’s sales and pricing continue to be strong and show no signs of slowing down. Rather than reiterating here the other reasons we have submitted previously for your consideration indicating why Taro’s robust financial performance is indeed sustainable, we refer you to our letters dated February 15, 2012 and May 10, 2012. It is apparent that Taro’s management seeks to lead Taro’s minority shareholders to believe that Taro’s business is declining, thereby creating a sense of urgency to sell, for the benefit of the controlling shareholder of our company.

2. Flawed Fairness Opinion; Lack of Financial Advisor Independence

Citigroup Global Markets Inc. (“Citi”) is acting as the financial advisor to the Special Committee to evaluate the fairness of the Squeeze-Out. However, Citi’s fairness opinion is flawed and Citi has a conflict of interest with regard to the Squeeze-Out.

a. Citi’s fairness opinion, attached to the Going Private Disclosure as Appendix B (the “Opinion”), is flawed because it focuses on the historical trading prices of Taro’s shares during the 12-month period ended on August 10, 2012, noting that the low to high trading prices during such period were $18.30 to $48.20. The fact that Taro’s shares were not listed for trading on the NYSE until March 22, 2012 makes the prior period irrelevant, as the value of the shares was lower when the shares were trading on the Pink Sheets due to having less volume and liquidity. Furthermore, Citi compared the premium paid in 53 minority squeeze-out transactions to the proposed premium to Taro’s shareholders over the Taro closing price of $19.45 on October 17, 2011 (the day prior to the announcement of the Previous Offer), without mentioning that the Previous Offer was rejected, that the Squeeze-Out price reflects a discount over the Taro closing price prior to the announcement of the Squeeze-Out Agreement, and without mentioning that on October 17, 2011, Taro’s shares were still traded on the Pink Sheets. As explained above, Taro’s closing price from October 17, 2011 is not relevant to and does not reflect the true value of Taro.

b. Citi’s fairness opinion is also materially misleading in failing to state that the comparables selected by Citi actually trade at an average EV/LTM of 10.5x and that one of the comparables in Citi’s set agreed to be acquired in July of 2012 at a multiple greater than 8x, compared to Citi’s implied multiples for Taro of between

4.19x to 5.46x. As noted by a Dow Jones independent analyst in an article from September 17, 2012:

In order to calculate fair value for Taro, Citi selected as comps a set of several generic pharmaceutical companies, including Perrigo Company, Hospira Inc., Impax Laboratories Inc., Watson Pharmaceuticals Inc., Par Pharmaceutical Companies, Inc.

and Mylan Inc., and used both P/E and discounted cash flow analysis to assess an implied equity value per share range for Taro between $35.50 and $43.70. Based on Taro’s last-twelve-months (LTM) EBITDA to June 30, 2012, the Citi price range implies an EV/EBIDTA between 4.19x to 5.46x. That now looks low, considering that the comp set is trading at an average EV/LTM EBITDA of 10.5, according to S&P Capital IQ. In fact, one of the comps in Citi’s set, Par Pharmaceuticals Inc., agreed to be acquired in July at a multiple of over 8x.

c. Citi’s Opinion is also misleading in that it fails to clarify that Citi compared Taro to a broad range of “commodity” oriented, non-dermatology, generic pharmaceutical companies, rather than to specialty drug, generic pharmaceutical companies in the dermatology space, like Taro. Taro’s true competitors are pharmaceutical companies in the generic dermatology space, which historically have been acquired at higher multiples. By blending all generic pharmaceutical companies together and using companies that are not true competitors of Taro in its financial analysis, Citi’s projections for Taro are diluted by the lower multiples for generic (non-dermatology) pharmaceutical companies, thereby depressing the true value of Taro’s shares. Further, the relative percentage of the share of the dermatology generic market of each company allegedly comparable to Taro should be disclosed in the Going Private Disclosure. Dermatology margins have been historically wider than non-dermatology generic margins due to lower competition in the specialty sector. Furthermore, Taro is the market leader and dominant player in the generic dermatology market, with a market-leading 25% share. Other competitive players like Perrigo and Fougera have smaller market shares.

d. Citi has a conflict of interest with regard to the Squeeze-Out. Despite referring to Citi throughout the Going Private Disclosure as an “independent financial advisor,” Taro has agreed to pay Citi a total of $8.2 million, $5.7 million of which is payable only upon consummation of the Squeeze-Out. Citi notes in the Opinion that Citi “will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Squeeze-Out.” Citi also notes that Citi and its affiliates “have provided, and currently provide, services to Taro and Sun unrelated to the proposed Squeeze-Out, for which services [Citi] and such affiliates have received and expect to receive compensation.” Thus, not only is a significant portion of Citi’s compensation triggered only if the Squeeze-Out is completed, but Citi is also currently providing services to Sun, for which it expects to receive compensation. Citi’s conflict of interest given its compensation arrangement with the Special Committee and concurrent representation of both

Sun and Taro evidences that Citi does not meet the most basic and essential of the necessary qualifications set out by the Special Committee for candidates to serve as its independent financial advisor – independence. More importantly, although it might not be uncommon in the U.S. for the bulk of a financial advisor’s compensation to be based on the consummation of the transaction for which that advisor is providing services, this compensation arrangement contravenes the requirements for an independent financial advisor under Israeli law. The Going Private Disclosure is misleading in that it fails to disclose that the Israeli Supreme Court very recently ruled that the Court would give little to no evidential weight to a valuation where the compensation to the financial advisor is contingent upon the consummation of the transaction. Also, the Tel Aviv District Court (Financial Division) very recently ruled that for an Israeli court to agree to accept as permissible a valuation by an “independent financial advisor,” the agreement with such advisor may not include indemnification and exculpation provisions, the compensation paid to such financial advisor must not include any varying components and may not be contingent in any way and the financial advisor must declare in the framework of its opinion that it has no previous relationship with the company, its controlling shareholder or any of their affiliates. Citi’s Opinion fails to meet a single criteria set out by the Israeli courts, and would clearly not be deemed as valid under Israeli law, which would apply to the Squeeze-Out, given that the Squeeze-Out Agreement is governed by the laws of the State of Israel. For this reason, we strongly believe that an Israeli court would be likely to discredit Citi as an “independent” financial advisor to the Special Committee and will not agree to place any value on the Opinion.

3. Failure to Abide by Procedural Requirements under the Companies Law

a. The Going Private Disclosure provides that if shareholders sign and return their proxy card without indicating how they wish to vote, their shares will be voted “FOR” the approval of the Squeeze-Out. This practice contradicts Sections 84 and 87(c) of the Companies Law, which specifically provides that a shareholder must specifically express voting instructions in order for its votes to be counted.

b. Taro is not taking any proactive steps to ensure that votes counted as “minority votes” are truly unaffiliated with Sun. To approve the Squeeze-Out Agreement, the Squeeze-Out and the transactions contemplated by the Squeeze-Out Agreement, there must be an affirmative vote by the “majority of the minority” present or represented by proxy at the meeting. In a letter to the shareholders on page 19 of the Going Private Disclosure, Kal Sundaram, Chairman of the Board of Directors of Taro, notes that:

Every shareholder voting at the meetings, or prior thereto by means of the enclosed proxy card, is requested to notify Taro if such shareholder has a “personal interest,” as such term is defined in the Companies Law in connection with the merger agreement, the merger and the transactions contemplated by the merger agreement. By signing and mailing the enclosed proxy card or voting by telephone or by Internet you confirm, unless you specifically indicate otherwise on the proxy card or respond otherwise by telephone or by Internet, that you do not have a “personal interest.”

By setting up the “personal interest” declaration on an “honor system,” wherein the burden is on the voting shareholders to declare whether they have a “personal interest,” Taro is not taking any proactive steps to ensure that all of the votes are truly unaffiliated with Sun, and thus properly cast in, or excluded from, the majority of the minority vote. This “honor system” could result in votes of Sun and its affiliates being counted in the majority of the minority determination, despite the stated intent in the Going Private Disclosure to exclude them based on Sun’s personal interest in affirming the Squeeze-Out at a low price. The burden should be on Taro to determine which of the votes are unaffiliated with Sun. This method of pushing the burden off onto the shareholders is convenient for Sun but hurts the minority shareholders of Taro.

c. This “honor system” method of determining personal interests in the Squeeze-Out not only hurts the minority shareholders of Taro, but it also contravenes Israeli law. The Companies Law and the regulations promulgated thereunder explicitly require that if a shareholder does not indicate whether it has a personal interest in a transaction with a controlling shareholder, its vote will not be counted as part of the votes of the disinterested shareholders for the purpose of determining whether a majority of the disinterested shareholders voted in favor of the transaction. In clear contradiction of the applicable requirements under the Companies Law, in this case, if a shareholder with a personal interest does not affirmatively declare his or her personal interest on the proxy card, the shareholder’s vote will not be further screened by Taro, and will be counted in the majority of the minority vote, which would contravene Israeli Law.

d. In light of the above, we demand that Taro take the following actions forthwith to safeguard the integrity of the majority of the minority vote:

i. Appoint an independent inspector of election (the “Inspector of Election”) to review, tabulate and verify the votes at the Company’s Shareholders Meeting that will be convened to vote upon the Squeeze-Out, and to identify, separate from any declaration made on the proxy card, which shareholders have a “personal interest,” as defined in the Companies Law, in connection with the Squeeze-Out Agreement, the Squeeze-Out and the transactions contemplated by the Squeeze-Out Agreement and for the purposes of determining the success of the majority of the minority vote;

ii. Amend the proxy card to provide that if a shareholder does not indicate whether it has a personal interest in a transaction with a controlling shareholder, its vote will not be counted as part of the votes of the disinterested shareholders for the purpose of determining whether a majority of the disinterested shareholders voted in favor of the Squeeze-Out;

iii. Ensure that the Inspector of Election is an independent entity separate from Taro’s proxy solicitation firm, MacKenzie Partners, Inc.;

iv. Clearly disclose in any subsequent amendments to the Going Private Disclosure how many of the ordinary shares are controlled by Sun (directly or indirectly through brokers/affiliates); and

v. Obtain a written certification from Sun’s chief executive officer to Taro and the Inspector of Election, under penalty of perjury, of the number of ordinary shares controlled by Sun (directly or indirectly through brokers/affiliates) and a further written certification that Sun has not unduly voted its shares with respect to approving the Squeeze-Out Agreement, the Squeeze-Out and the transactions contemplated by the Squeeze-Out Agreement.

We believe that the Special Committee did a disservice to Taro’s minority shareholders by failing to negotiate for the explicit inclusion of these basic procedural protections in the Squeeze-Out Agreement. Notwithstanding the foregoing, we expect Taro to implement these protections and other effective minority safeguards without delay.

e. Taro states in the Going Private Disclosure that “[u]nder Israeli law, [its] shareholders are not entitled to appraisal rights in connection with the merger.” This disclosure is materially misleading because the law in Israel is not highly developed in this area and, in fact, an Israeli court would likely be amenable to granting appraisal rights or similar monetary remedies under other doctrines of the Companies Law in the context of a reverse triangular squeeze out merger (as was very clearly indicated in a recent ruling by the Israeli Supreme Court). Taro was too quick to dismiss appraisal rights in the Going Private Disclosure and its disclosure therein concerning this topic is accordingly materially misleading.

These material deficiencies in the Going Private Disclosure, at best, suggest a high degree of carelessness by Taro in the preparation of these disclosures and, at worst, an intention to misrepresent the facts and mislead the public with regard to the value of Taro’s shares for the benefit of Taro’s controlling shareholder. Based on the above, we demand that Taro take corrective action to clarify these defective disclosures in an amended Going Private Disclosure and institute the voting and certification safeguards described above. Notice of these and other deficiencies in the Going Private Disclosure is being delivered concurrently herewith to the Division of Corporation Finance of the SEC.

The Materially Misleading and Incomplete Proxy Statement

47.           In an attempt to justify a wholly inequitable and unfair squeeze-out of the minority shareholders of Taro, Defendants have caused to be filed with the Securities and Exchange Commission (“SEC”) a false and misleading Rule 13e-3 Transaction Statement Under

Section 13(e) of the Securities Exchange Act of 1934 (the “Proxy”). See Taro Pharmaceutical Industries, Inc., Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 (Schedule 13E-3 (§240.13e-100)) (August 31, 2012), as amended by Taro Pharmaceutical Industries, Inc., Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 (Amendment No. 1) (Schedule 13E-3 (§240.13e-100)) (Oct. 5, 2012).

48.           The Proxy makes various untrue statements of material facts and omits to state other material facts necessary in order to make the statements made true in the light in which they were made concerning a number of issues, including, but not limited to information concerning the true financial condition and prospects of Taro. Among other things, the projections included in the Proxy Statement were prepared for the sole purpose of justifying a transaction with Sun at the lowest possible price, rather than providing an objective view of the financial prospects of Taro. In fact, the projections included in the Proxy were not even finished until June 14, 2012—less than two (2) months prior to the Merger Agreement was signed and over eight (8) months after Sun made its initial offer to purchase Taro. Accordingly, even if the projections were objectively reasonable—which they are not—the timing of the preparation of the projections casts severe doubts on their truthfulness.

49.           The Proxy also fails to disclose the existence of additional projections which existed prior to June 14, 2012, concerning the future financial performance and/or prospects of Taro. It would represent an independent breach of fiduciary duty for the Board of Taro not to commission, review and analyze projection prepared by Taro management on a regular basis. As such, the suggestion in the Proxy that management “had not prepared a long-term financial plan for Taro,” prior to June 14, 2012 is untenable and constitutes a material misrepresentation. In addition, the omission of such projections which may have existed on or prior to November 23, 2011 from the Proxy also constitutes a material misstatement. Taro projections, in whatever form, that existed prior to June 14, 2012, along with any financial analysis that accompanied those projections, including the evaluation of Sun’s October 18, 2012 offer to purchase Taro for $24.50, are unquestionably material and should be disclosed to shareholders along with the later-prepared projections considered by Citigroup in conjunction with the “fairness opinion.”

50.           Further, the Proxy materially omits information which might explain the drastically low projections of “Net Sales”, “EBITDA”, “Net Income” and other estimates presented in the Proxy. For example, the Proxy fails to provide material information concerning the decreasing “Net Sales” numbers presented in the Proxy projections. For years 2012 to 2015, the Proxy projections theorize that Taro will not only fail to experience an increase in aggregate sales, but will actually lose approximately 15% or over $80 million in Net Sales over the next three years. No explanation is given for such a precipitous decrease in projected Net Sales, nor does the Proxy give the detail required to make sense of the declining Net Sales figures. Historically, Taro has taken into consideration a number of factors in calculating Net Sales, including sales deductions, product returns, chargebacks, rebates and other sales deductions used to adjust the Net Sales figure up or down. The omission of any information regarding the assumptions used to arrive at the Net Sales figure renders the entirety of the Proxy projections misleading—as the Net Sales number effects each of the estimates included in the Proxy projections. Accordingly, the omission of information concerning Net Sales renders the whole of the projections false and misleading.

51.           A number of shareholders have pointed out the absurdity of the Proxy projections and, more specifically, the Net Sales projections and the estimates flowing from those projections. As one Taro shareholder pointed out in a public letter to the Board dated November 5, 2012, the Net Sales projections in the Proxy are out of tune, both with historical Taro SEC filings and industry data which tracks the sales of pharmaceutical companies such as Taro:

Taro’s recently reported Q3 2012 numbers are inconsistent with the historic correlation between IMS and Taro net sales data, substantiating market rumors that Taro is gaming its reserves for returned products and similar items to artificially deflate net sales data, conveniently, just a month prior to the December 6th special shareholder meeting to vote upon the proposed Sun Merger.

Without this apparent change in product reserves, Taro should have reported $176.5 mm of sales and 110.5 mm of EBITDA for the 3rd quarter. Consistent with underreporting actual financial results, management has also grossly under-forecasted future Taro results.  In Taro’s 13E-3, management’s projections for the 6 months ended 2012 were EBITDA of $112.9 mm. Based on IMS sales data, it looks like management will be roughly 100% too low in its 6 month projections. Even using reported EBITDA, management is 68% too low for its forecast. Given that Taro management’s 6 month 2012 forecast will be between 68% and most likely 100% too low, we don’t believe that the Special Committee and Citigroup can rely on management’s projections.1

As IsZo points out, the Proxy projections, particularly the estimates of Net Sales and EBITDA, do not match publicly available information and estimates by IMS and other entities. As such, the omission of the detail numbers underlying the Net Sales figures in the Proxy is even more glaring.2

52.           Another Taro shareholder similarly stated that the projections presented in the Proxy—as well as the multiples implied by those projections—simply do not bear any relation to reality. As Taro shareholder Raging Capital pointed out in an open letter to Taro’s shareholders, the numbers simply do not make sense:

1 IsZo Capital Management LP, Did Sun and Taro Under-Report 3rd Quarter Results by Gaming Reserves?, Press Release (Nov. 5, 2012) (emphasis omitted).1

2 See Raging Capital Management, LLC, Press Release, Raging Capital Calls on Taro Pharmaceuticals Shareholders to Vote Against the Taro / Sun Pharma Merger (Sept. 19, 2012) (“A judge should throw the book at TARO and Sun for projecting 2012 EBITDA of just $267 million when TARO generated $145 million of EBITDA in the first two quarters of 2012 alone.”).

At $39.50 per share, we estimate TARO is being valued at just over 6x its run-rate EPS and less than 5x EBITDA after subtracting the Company’s nearly $7.00 per share in net cash. In our opinion, at this valuation an investor would be hard-pressed to find an equity security of TARO’s quality and cheapness anywhere else on the planet. In fact, we challenge Sun and TARO to demonstrate that $39.50 is a reasonatle valuation especially when comparable assets have sold from anywhere between 8x to 12x EBITDA during the past nine months.

The reality is that TARO is of significant actual and prospective value to Sun, a $12.8 market cap company in India. TARO currently represents nearly 37% of Sun’s EBITDA; valued at Sun’s current market multiple, this would imply a value of $107 per share for TARO. Strategically, TARO represents an irreplaceable component of Sun’s plans to expand globally and into North America.3

53.           Industry commentators have recognized that the projections proffered by Taro management and considered by Citigroup in conjunction with the “fairness opinion” are misstated and unreliable. Indeed, as Seeking Alpha reported, publishing a letter written by Grand Slam Asset Management, if Sun had simply carried their own multiple (from the previous $24.50 offer) forward, adjusting for the upward movement of the share price, their offer should have increased in August to “at least $55.00 per share.” Moreover, if accepted multiples for the company were used, the offer should have been even higher, at approximately $110 to $150 per share. The bottom line for Grand Slam is that the projections set forth in the Proxy are materially flawed in that they accept the extremely flawed premise that Taro’s profitability is unsustainable—despite all indications to the contrary:

Sun’s premise for the low price seems to hinge on its publicly stated belief that Taro’s improved profitability is unsustainable. During Taro’s last few quarters earnings releases, its Chairman (who is a Sun appointee) has made statements to the effect that “...we remain cautious of the increasing competition and consequential erosion of volume on some of our major products and the challenge in maintaining current performance.” In fact, for each subsequent quarter the

3 Raging Capital Management, LLC, Press Release, Raging Capital Calls on Taro Pharmaceuticals Shareholders to Vote Against the Taro / Sun Pharma Merger (Sept. 19, 2012).

operating results have improved. Grand Slam believes that Taro’s performance is sustainable for the following reasons:

1) It is our understanding that the formulation and testing of dermatological ointments, creams and gels is much more difficult than the process for pill based drugs, creating a high barrier to entry;

2) Prescription counts for many of Taro’s products are quite low by prescription drug standards and typically can only economically support a very limited number of competitors;

3) Even if a competitor decided to enter any of Taro’s key markets based on today’s pricing, there is a 32 month average time to receive FDA approval in addition to the time it would take to create the application and conduct testing.4

54.           The Special Committee, Board of Directors and Citigroup each incorrectly relied on the materially false and misleading projections in rendering their respective opinions that the Proposed Acquisition is “fair” to the minority shareholders. For example, the Special Committee specifically cites the “fairness opinion” by Citigroup as a primary reason for the approval of the Proposed Transaction. However, because the Proxy projections were utilized by Citigroup in rendering the “fairness opinion,” the misstatement of the Net Sales number in those projections renders the fairness opinion wholly meaningless. For example, using the Proxy projections as a starting point, Citi calculated ranges of “fair” prices for Taro’s shares using both a “Comparable Companies Analysis” and a “Discounted Cash Flows Analysis.” A small change in the Net Sales figure would flow through each of these analyses, materially changing the “fair” values calculated.

55.           Moreover, the Citigroup’s “fairness opinion” is rife with additional misstatements and omissions, including, but not limited to:

4 Sacks, Mitch, Why Taro Shareholders Should Reject Sun Pharmaceuticals Offer, Seeking Alpha (Aug. 15, 2012) (reprint of letter submitted by Grand Slam Asset Management), available at http://seekingalpha.com/article/809701-why-taro-shareholders-should-reject-sun-pharmaceuticals-offer (last visited Nov. 7, 2012).

(a)           the failure to disclose whether any additional analysis were performed by Citi in conjunction with its service as financial advisor to the Special Committee and, if so, whether those analysis were shown to the Special Committee or the Board;

(b)           the failure to disclose the effect that not being listed on the NYSE and subsequent listing had on Taro’s share price as considered in the “Selected Companies Analysis”;

(c)           the failure to disclose that the “LTM EBITDA” multiples for the companies included in the “Selected Companies Analysis” are based on outdated information and that one of the comparable companies actually agreed to be acquired in July of 2012 for a multiple of over 8.0x, compared to the 5.7x presented in the Citi opinion;

(d)           the failure to disclose that comparable dermatology-related companies enjoy higher multiples as compared to generic, non-dermatological companies;

(e)           the failure to disclose Citi’s rationale for selecting only “public” companies in the “Selected Companies Analysis,” when Taro’s true competitors are primarily non-public companies; and

(f)           the failure to disclose what engagements Citigroup “expect[s] to receive compensation for” in the future as a result of the consummation of the Proposed Transaction and the nature of the services it has in the past two years provided to Sun.

56.           The Proxy also wholly misstates and distorts the non-existent “premium” being paid to Taro shareholders for the permanent relinquishment of their right to share in the success of the company that they have supported throughout its recent struggles. The Proxy makes much of the fact that the Proposed Transaction represents “a premium of 103%.” However, that spurious figure is based upon the price of Taro’s stock on October 17, 2011, when Sun’s initial

$24.50 offer was made, not the date of the offer which the Special Committee and Board decided to accept on August 12, 2012. At the close of the last day of trading prior to Sun’s final offer, which was made on August 12, 2012, Taro was trading almost $1.50 above the Proposed Transaction price of $39.50. As such, not only was there not a premium, but shareholders are actually being asked to give up value to accept the Proposed Acquisition. This is underlined by the fact that, as of the close of the market on November 7, 2012, Taro is trading over $7.00 more than the Sun deal price. To characterize the Proposed Acquisition as providing for a premium of any kind, much less a “103%” premium is materially misleading and contrary to common sense. In addition, for the Special Committee and Audit Committee of the Board to recommend that shareholders vote “for” the approval of the Proposed Transaction in light of the “103%” is materially misleading. Further, for the Special Committee and Audit Committee of the Board to recommend that shareholders vote for a transaction that provides shareholders less value than a sale of their shares on the NYSE would provide is materially misleading and disregards the reality that Taro’s common shares—without any provision for a premium—are worth more than the unfair and inequitable deal price of $39.50.

57.           The misstatements in the Proxy are even more serious in nature given the conflicts of interest which burden both Citigroup and the Board. As the Proxy selectively discloses, Citigroup has an ongoing business relationship with Sun, the company attempting to squeeze-out Taro’s shareholders. Given this clear and overriding conflict of interest—coupled with the debilitating material misstatements and omissions underlying Citigroup’s fairness opinion—shareholders are left with no meaningful measuring stick with which to judge the Proposed Transaction.

58.           The correction of the material misstatements also take on enhanced importance in this case, due to the fact that Sun is a controlling shareholder with control over Taro management—who prepared the flawed projections—and access to confidential, non-public information concerning the financial affairs of Taro that are not known to the minority shareholders. Given this disparity of information and power, it is essential that the Proxy is free from any misstatement or omission which might cause Taro shareholders to incorrectly judge the merits of the unfair Proposed Transaction.

59.           The foregoing information is vital in order for shareholders to cast an informed and intelligent vote concerning the Proposed Transaction. In the absence of such material information, shareholders are left wondering as to the true merits of the Proposed Transaction and how they should vote. Moreover, the omission of the foregoing material information prevents shareholder form making an informed decision as to whether they should elect to exercise their statutory rights under Delaware law to appraisal proceedings.

60.           By engaging in the foregoing conduct, Defendants have breached their fiduciary duties by, among other things, failing to act in the interest of the Company’s public stockholders;

61.           Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties, and violate Delaware law to the detriment of the Company and its public stockholders.

62.           Plaintiff has no adequate remedy at law.

COUNT I

VIOLATIONS OF SECTION 13(e) OF THE 1934 ACT AND
SEC RULE 13E-3

63.           Plaintiff repeats all previous allegations as if set forth in full herein.

64.           The Director Defendants have caused Taro to prepare and file the Proxy with the SEC with intention of soliciting shareholder support of the Proposed Transaction.

65.           Defendants disseminated the false and misleading Proxy specified above, which failed to disclose the material facts and information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

66.           The Proxy was prepared, reviewed and/or disseminated by Defendants. It misrepresented and/or omitted material facts, including material information about the unfair sales process for the Company, the unfair consideration offered in the Proposed Transaction.

67.           In so doing, Defendants made untrue statements of material facts and omitted to state material facts necessary to make the statements that were made not misleading in violation of §13(e) of the 1934 Act and SEC Rule 13e-3 promulgated thereunder. By virtue of their positions within the Company, Defendants were or should have been aware of this information and were aware of their duty to disclose all material information in the Proxy.

68.           Defendants were negligent in filing the Proxy with these materially false and misleading statements. The omissions and false and misleading statements in the Proxy are material in that a reasonable shareholder would consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the Proxy Statement and in other information reasonably available to shareholders.

69.           By reason of the foregoing, Defendants have violated §13(e) of the 1934 Act and Rule 13e-3 promulgated thereunder.

70.           Because of the false and misleading statements in the Proxy. Plaintiff is threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure Defendants’ misconduct is corrected.

COUNT II

AGAINST DIRECTOR DEFENDANTS
FOR VIOLATION OF § 20(A) OF THE 1934 ACT

71.           Plaintiff incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

72.           The Director Defendants acted as controlling persons of Taro within the meaning of § 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of the Taro, and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

73.           Each of the Director Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

74.           In particular, each of the Director Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the Proposed Transaction giving rise to the securities violations as alleged herein, and exercised the same.  The Proxy at issue contains the unanimous recommendation of each of the Director Defendants to approve the Proposed Transaction.  They were thus directly involved in the making of this document.

75.           In addition, as the Proxy sets forth at length, and as described herein, the Director Defendants were each involved in negotiating, reviewing and approving the Proposed

Transaction.  The Proxy purports to describe the various issues and information that they reviewed and considered descriptions which had input from the Board.

76.           Moreover, the Director Defendants each have the duty individually to discover and correct any material misstatement or omission of material fact, which they have failed to do.  By virtue of the foregoing, the Director Defendants have violated §20(a) of the 1934 Act.

77.           As set forth above, the Director Defendants had the ability to exercise control over and did control a person or persons who have each violated §13(e) and Rule 13e-3, by their acts and omissions as alleged herein.  By virtue of their positions as controlling persons, these defendants are liable pursuant to § 20(a) of the 1934 Act.  As a direct and proximate result of the Director Defendants’ conduct, Plaintiff will be irreparably harmed.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

Plaintiff demands judgment against defendants jointly and severally, as follows:

A.           declaring that the Recommendation Statement is materially misleading and contains omissions of material fact in violation of section 13(e) of the Exchange Act and SEC Rule 13e-3;

B.           enjoining, preliminarily and permanently, the Proposed Transaction;

C.           in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff rescissory damages;

D.           awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

E.           awarding Plaintiff such further relief as the Court deems just and proper.

Dated: November 9, 2012

WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP

/s/ Gregory M. Nespole

Gregory M. Nespole (GN-6820)
Daniel W. Krasner
Michael Jaffe
Patrick H. Moran
Giti Baghban
270 Madison Avenue
New York, NY 10016
(212) 545-4600

/702419

JS 44C/SDNY
REV. 5/2010
CIVIL COVER SHEET

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court.  This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

PLAINTIFFS GRAND SLAM CAPITAL MASTER FUND, LTD.		DEFENDANTS TARO PHARMACEUTICAL INDUSTRIES LTD., KALYANASUNDARAM SUBRAMANIAN, SUDHIR V. VALIA, AALOK SHANGHVI, ILANA AVIDOV-MOR, DAN BIRAN, DOV PEKELMAN and JAMES KEDROWSKI,
ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER) Gregory M. Nespole, Daniel W. Krasner, Michael Jaffe 270 Madison Avenue, 10th Floor Wolf Haldenstein Adler Freeman & Herz LLP New York, NY 10016		ATTORNEYS (IF KNOWN)
CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)
This action is brought against Taro Pharmaceutical Industries, Ltd. and the members of the Company’s Board of Directors arising out of their violations of §§ 13(e) & 20(a) of the Securities Exchange Act of 1934 & SEC Rule 13e-3 promulgated thereunder

Has this or a similar case been previously filed in SDNY at any time? No ☒ Yes? □ Judge Previously Assigned
If yes, was this case Vol. □ Invol. □ Dismissed. No □ Yes □ If yes, give date ____________ & Case No. _________
(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT
ACTIONS UNDER STATUTES
	TORTS		FORFEITURE/PENALTY	BANKRUPTCY	OTHER STATUTES
CONTRACT	PERSONAL INJURY	PERSONAL INJURY	[ ] 610 AGRICULTURE	[ ] 422 APPEAL 28 USC 158	[ ] 400 STATE REAPPORTIONMENT
[ ] 620 FOOD & DRUG
[ ] 110 INSURANCE	[ ] 310 AIRPLANE	[ ] 362 PERSONAL INJURY-MED MALPRACTICE	[ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881	[ ] 423 WITHDRAWAL 28 USC 157	[ ] 410 ANTITRUST
[ ] 120 MARINE	[ ] 315 AIRPLANE PRODUCT LIABILITY				[ ] 430 BANKS & BANKING
[ ] 130 MILLER ACT		[ ] 365 PERSONAL INJURY PRODUCT LIABILITY			[ ] 450 COMMERCE/ICC RATES/ETC
[ ] 140 NEGOTIABLE INSTRUMENT	[ ] 320 ASSAULT, LIBEL & SLANDER
		[ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY	[ ] 630 LIQUOR LAWS	PROPERTY RIGHTS	[ ] 460 DEPORTATION
[ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT	[ ] 330 FEDERAL EMPLOYERS’ LIABILITY		[ ] 640 RR & TRUCK		[ ] 470 RACKETEER INFLU- ENCED & CORRUPT ORGANIZATION ACT (RICO)
			[ ] 650 AIRLINE REGS	[ ] 820 COPYRIGHTS
			[ ] 660 OCCUPATIONAL SAFETY/HEALTH	[ ] 830 PATENT
	[ ] 340 MARINE	PERSONAL PROPERTY		[ ] 840 TRADEMARK
[ ] 151 MEDICARE ACT	[ ] 345 MARINE PRODUCT LIABILITY		[ ] 690 OTHER		[ ] 480 CONSUMER CREDIT
[ ] 152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)		[ ] 370 OTHER FRAUD			[ ] 490 CABLE/SATELLITE TV
	[ ] 350 MOTOR VEHICLE	[ ] 371 TRUTH IN LENDING		SOCIAL SECURITY	[ ] 810 SELECTIVE SERVICE
	[ ] 355 MOTOR VEHICLE PRODUCT LIABILITY	[ ] 380 OTHER PERSONAL PROPERTY DAMAGE	LABOR		[x] 850 SECURITIES/ COMMODITIES/ EXCHANGE
[ ] 861 MIA (1395FF)
[ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN’S BENEFITS	[ ] 360 OTHER PERSONAL INJURY	[ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY	[ ] 710 FAIR LABOR STANDARDS ACT	[ ] 862 BLACK LUNG (923)
				[ ] 863 DIWC (405(g))	[ ] 875 CUSTOMER CHALLENGE 12 USC 3410
			[ ] 720 LABOR/MGMT RELATIONS	[ ] 863 DIWW (405(g))
[ ] 160 STOCKHOLDERS SUITS				[ ] 864 SSID TITLE XVI
[ ] 190 OTHER CONTRACT			[ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT	[ ] 865 RSI (405(g))	[ ] 890 OTHER STATUTORY ACTIONS
[ ] 195 CONTRACT PRODUCT LIABILITY
[ ] 891 AGRICULTURE ACTS
[ ] 196 FRANCHISE			[ ] 740 RAILWAY LABOR ACT	FEDERAL TAXSUITS	[ ] 892 ECONOMIC STABILIZATION ACT
[ ] 790 OTHER LABOR LITIGATION
	ACTIONS UNDER STATUTES			[ ] 870 TAXES	[ ] 893 ENVIRONMENTAL MATTERS
			[ ] 791 EMPL RET INC SECURITY ACT	[ ] 871 IRS-THIRD PARTY 20 USC 7609
REAL PROPERTY	CIVIL RIGHTS	PRISONER PETITIONS			[ ] 894 ENERGY ALLOCATION ACT

[ ] 210 LAND CONDEMNATION	[ ] 441 VOTING	[ ] 510 MOTION TO VACATE SENTENCE 20 USC 2255			[ ] 895 FREEDOM OF INFORMATION ACT
[ ] 220 FORECLOSURE	[ ] 442 EMPLOYMENT		IMMIGRATION
[ ] 230 RENT LEASE & EJECTMENT	[ ] 443 HOUSING ACCOMMODATIONS				[ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS
		[ ] 530 HABEAS CORPUS	[ ] 462 NATURALIZATION APPLICATION
[ ] 240 TORTS TO LAND	[ ] 444 WELFARE	[ ] 535 DEATH PENALTY
[ ] 246 TORT PRODUCT LIABILITY	[ ] 445 AMERICANS WITH DISABILITIES - EMPLOYMENT	[ ] 540 MANDAMUS & OTHER	[ ] 463 HABEAS CORPUS- ALIEN DETAINEE
		[ ] 550 CIVIL RIGHTS			[ ] 950 CONSTITUTIONALITY OF STATE STATUTES
[ ] 290 ALL OTHER REAL PROPERTY		[ ] 555 PRISON CONDITION	[ ] 465 OTHER IMMIGRATION ACTIONS
[ ] 446 AMERICANS WITH DISABILITIES - OTHER

[ ] 440 OTHER CIVIL RIGHTS
Check if demanded in complaint:
CHECK IF THIS IS A CLASS ACTION		DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.?
UNDER F.R.C.P. 23		IF SO, STATE:
DEMAND $___________	OTHER _____________	JUDGE _____________________________________		DOCKET NUMBER ________________________
Check YES only if demanded in complaint
JURY DEMAND: ☒ YES □ NO		NOTE: Please submit at the time of filing an explanation of why cases are deemed related.
(SEE REVERSE)

(PLACE AN x IN ONE BOX ONLY)	ORIGIN
☒ 1 Original Proceeding	□ 2a. Removed from State Court □ 2b. Removed from State Court AND at least one party is pro se.	□ 3 Remanded from Appellate Court	□ 4 Reinstated or Reopened	□ 5 Transferred from (Specify District)	□ 6 Multidistrict Litigation	□ 7 Appeal to District Judge from Magistrate Judge Judgment
(PLACE AN x IN ONE BOX ONLY)	BASIS OF JURISDICTION	IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1332, 1441)
□ 1 U.S. PLAINTIFF	□ 2 U.S. DEFENDANT	☒ 3 FEDERAL QUESTION (U.S. NOT A PARTY)	□ 4 DIVERSITY
CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)
(Place an [X] in one box for Plaintiff and one box for Defendant)
PTF DEF	PTF DEF	PTF DEF
CITIZEN OF THIS STATE	[ ] 1 [ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3 [ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5 [ ] 5

CITIZEN OF ANOTHER STATE	[ ] 2 [ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4 [ ] 4	FOREIGN NATION	[ ] 6 [ ] 6
PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES) GRAND SLAM CAPITAL MASTER FUND, LTD., 2160 North Central Road, Suite 306, Fort Lee, NJ 07024

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)
TARO PHARMACEUTICAL INDUSTRIES LTD., KALYANASUNDARAM SUBRAMANIAN, SUDHIR V. VALIA, AALOK SHANGHVI, ILANA AVIDOV-MOR, DAN BIRAN, DOV PEKELMAN and JAMES KEDROWSKI,
3 Skyline Drive, Hawthorne, New York 10532

DEFENDANT(S) ADDRESS UNKNOWN REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:
Check one: THIS ACTION SHOULD BE ASSIGNED TO: □ WHITE PLAINS ☒ MANHATTAN (DO NOT check either box if this is a PRISONER PETITION.)
DATE SIGNATURE OF ATTORNEY OF RECORD	ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[√] YES (DATE ADMITTED Mo. 8 Yr. 94 )
RECEIPT #	Attorney Bar Code # GN6820
Magistrate Judge is to be designated by the Clerk of the Court.
Magistrate Judge is so Designated.
J Michael McMahon, Clerk of Court by Deputy Clerk, DATED .
UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)